5/10

05007723

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Argent Resources Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAY 13 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5091 FISCAL YEAR 11-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/11/05

ARLS
11-30-04

AOU
Argent Resources Ltd.

P.O. Box 11604
Suite 620
650 West Georgia Street.
Vancouver, British Columbia
Canada V6B 4N9

Telephone: 604.681.0405
Fax: 604.687.4670
Toll Free: 800.667.4470
www.argentresources.com

Financial Statements
Management Discussion and Analysis
November 30, 2004

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

NOVEMBER 30, 2004

AUDITORS' REPORT

To the Shareholders of
Argent Resources Ltd.

We have audited the balance sheets of Argent Resources Ltd. as at November 30, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

January 28, 2005

ARGENT RESOURCES LTD.
BALANCE SHEETS
AS AT NOVEMBER 30

	2004	2003
ASSETS		
Current		
Cash	$ 46,185	$ 154,422
Receivables	10,324	4,555
Prepaid expenses	5,770	60,000
	62,279	218,977
Long-term investment (Note 11)	1	1
Equipment (Note 3)	458	654
Mineral properties (Note 4)	1,188,777	412,470
	$ 1,251,515	$ 632,102
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 40,180	$ 102,771
Due to related parties (Note 5)	23,841	18,631
	64,021	121,402
Shareholders' equity		
Capital stock (Note 6)	8,011,074	7,640,794
Contributed surplus (Note 6)	287,670	29,534
Subscriptions receivable	-	(101,250)
Deficit	(7,111,250)	(7,058,378)
	1,187,494	510,700
	$ 1,251,515	$ 632,102

Nature and continuance of operations (Note 1)

Subsequent event (Note 12)

On behalf of the Board:

"John Fraser" Director "Gary Schellenberg" Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED NOVEMBER 30

	2004	2003
EXPENSES		
Administration fees	$ 11,500	$ 6,000
Advertising	5,332	-
Amortization	196	504
Consulting fees	16,138	8,413
Interest	507	296
Investor relations	74,766	81,192
Management fees	29,836	28,037
Office and miscellaneous	32,202	13,199
Professional fees	42,369	32,365
Rent	24,500	21,355
Shareholder communications	9,896	11,632
Stock-based compensation (Note 6)	77,050	8,294
Transfer agent and filing fees	12,759	16,668
Travel	-	2,569
	(337,051)	(230,524)
OTHER ITEMS		
Gain on settlement of debt	-	6,411
Interest income	1,278	-
Write-down of long-term investment	-	(31,299)
	1,278	(24,888)
Loss before income taxes	(335,773)	(255,412)
Future income tax recovery (Note 10)	282,901	-
Loss for the year	(52,872)	(255,412)
Deficit, beginning of year	(7,058,378)	(6,802,966)
Deficit, end of year	$ (7,111,250)	$ (7,058,378)
Basic and diluted loss per common share	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	20,538,910	14,005,619

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED NOVEMBER 30

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (52,872)	$ (255,412)
Items not affecting cash:		
Amortization	196	504
Stock-based compensation	77,050	8,294
Write-down of long-term investment	-	31,299
Gain on settlement of debt	-	(6,411)
Future income tax recovery	(282,901)	-
Changes in non-cash working capital items:		
Increase in receivables	(5,769)	(2,627)
(Increase) decrease in prepaid expenses	54,230	(60,000)
Increase (decrease) in accounts payable and accrued liabilities	(62,591)	59,081
Increase in due to related parties	5,210	15,311
Cash flows used in operating activities	(267,447)	(209,961)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	(757,107)	(215,458)
Cash flows used in investing activities	(757,107)	(215,458)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of note payable	-	(35,000)
Repayment of debenture payable	-	(130,000)
Proceeds from issuance of capital stock	951,249	708,750
Share issuance costs	(34,932)	(33,434)
Cash flows provided by financing activities	916,317	510,316
Change in cash position during the year	(108,237)	84,897
Cash position, beginning of year	154,422	69,525
Cash position, end of year	$ 46,185	$ 154,422

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2004	2003
Working capital (deficiency)	$ (1,742)	$ 97,575
Deficit	(7,111,250)	(7,058,378)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided annually over its estimated useful life using the 30% declining balance method.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-term investment

Portfolio investments are accounted for on the cost basis. Declines in market value below cost are recognized when such declines are considered to be other then temporary.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production.

The recorded cost of mineral property interests is based on cash paid, the value of share considerations issued for the mineral property and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Investment tax credits

Investment tax credits are recorded as a cost recovery in deferred exploration. Claims for the credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Revenue Agency and from the Province of British Columbia.

Stock-based compensation

The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSX"). Effective December 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company adopted the use of the fair value-based method and therefore all awards to employees and non-employees are recorded at fair value on the date of the grant and the associated expense is amortized over the vesting period.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-though share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. EQUIPMENT

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 2,471	$ 2,013	$ 458	$ 2,471	$ 1,817	$ 654

4. MINERAL PROPERTIES

2004	Iron Lake Claims, British Columbia	Timmins Offset Gold Project, Ontario	Harper Creek Claims, British Columbia	Total 2004
Acquisition costs, beginning of year	$ 11,400	$ 130,000	$ 150,000	$ 291,400
Additions during the year	44,200	50,000	10,080	104,280
Acquisition costs, end of year	55,600	180,000	160,080	395,680
Deferred exploration costs, beginning of year	29,030	92,040	-	121,070
Additions during the year				
Administrative	-	6,631	-	6,631
Assaying	-	21,962	-	21,962
Consulting	5,850	74,611	-	80,461
Drilling	-	301,961	-	301,961
Field operations	2,192	50,327	-	52,519
Field personnel	-	92,111	-	92,111
Geophysics	86,500	-	-	86,500
Maps and drafting	1,352	23,694	-	25,046
Recording fees	3,674	-	-	3,674
Travel	-	5,871	-	5,871
	99,568	577,168	-	676,736
Investment tax credits	(4,709)	-	-	(4,709)
	94,859	577,168	-	672,027
Deferred exploration costs, end of year	123,889	669,208	-	793,097
Total mineral properties	$ 179,489	$ 849,208	$ 160,080	$ 1,188,777

4. MINERAL PROPERTIES (cont'd…)

2003	Iron Lake Claims, British Columbia	Harper Creek Claims, British Columbia	Timmins Offset Gold Project, Ontario	Total 2003
Acquisition costs, beginning of year	$ 11,400	$ -	$ -	$ 11,400
Additions during the year	-	150,000	130,000	280,000
Acquisition costs, end of year	11,400	150,000	130,000	291,400
Deferred exploration costs, beginning of year	5,612	-	-	5,612
Additions during the year				
Administrative	576	-	505	1,081
Assaying	4,299	-	1,190	5,489
Geological consulting	5,520	-	45,272	50,792
Field personnel	6,950	-	16,831	23,781
License and permits	3,430	-	2,107	5,537
Maps and drafting	1,355	-	21,090	22,445
Travel	1,288	-	5,045	6,333
	23,418	-	92,040	115,458
Deferred exploration costs, end of year	29,030	-	92,040	121,070
Total mineral properties	$ 40,430	$ 150,000	$ 222,040	$ 412,470

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Iron Lake Claims, British Columbia

The Company holds an option from Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest, subject to a 1.5% net smelter returns royalty ("NSR"), in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $123,889 in exploration expenditures issued 180,000 common shares of the Company valued at $30,600, and made cash payments of $25,000. To earn a 55% interest, the Company is also required to:

i) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005; and

4. MINERAL PROPERTIES (cont'd...)

Iron Lake Claims, British Columbia (cont'd...)

ii) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9, 2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

Harper Creek Claims, British Columbia

The Company acquired a 100% interest in the Harper Creek claims, located in the Kamloops mining district in British Columbia, by an exchange of a subscription receivable relating to a private placement of $150,000. The mineral claims are subject to a 2.5% NSR.

During the year, the Company paid $10,080 for filing of the exploration work that was included in the purchase price of $150,000.

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. To date the Company has paid $150,000, issued 120,000 common shares valued at $30,000 and incurred $669,208 in exploration expenditures to earn its option. The Company is also required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5% net profits interest and a 0.5% NSR.

5. RELATED PARTY TRANSACTIONS

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued administration fees of $500 (2003 - $6,000) to a person related to a director and $11,000 (2003 - $Nil) to a company controlled by a director.

b) Paid or accrued management fees of $29,836 (2003 - $28,037) to a company controlled by a director.

c) Paid or accrued consulting fees included in deferred exploration costs of $24,800 (2003 - $22,376) to directors and $1,863 (2003 - $25,476) to companies controlled by directors.

d) Paid or accrued consulting fees of $Nil (2003 - $8,413) to directors.

5. RELATED PARTY TRANSACTIONS (cont'd...)

e) Paid or accrued rent of $24,500 (2003 - $5,000) to a company controlled by a director.

f) Paid or accrued deferred exploration costs of $140,939 (2003 - $Nil) to a company controlled by a director.

g) Recognized stock-based compensation on granting of stock options of $41,094 (2003 - $Nil) to directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

6. CAPITAL STOCK

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, November 30, 2002	9,614,824	$ 6,705,468	$ -
Non flow-through private placement	6,000,000	878,760	21,240
Issuance costs	-	(33,434)	-
Stock options	400,000	60,000	-
Acquisition of mineral property	120,000	30,000	-
Stock-based compensation	-	-	8,294
Balance, November 30, 2003	16,134,824	7,640,794	29,534
Flow-through private placement	3,998,332	464,848	134,901
Finder's fees on private placement	44,000	6,169	431
Finder's fees on private placement	-	(6,169)	(431)
Private placement	1,668,334	204,065	46,185
Finder's fees on private placement	93,683	13,465	587
Finder's fees on private placement	-	(13,465)	(587)
Share issuance costs	-	(34,932)	-
Acquisition of mineral property	120,000	19,200	-
Future income taxes on exploration expenditures renounced to shareholders	-	(282,901)	-
Stock-based compensation	-	-	77,050
Balance, November 30, 2004	22,059,173	$ 8,011,074	$ 287,670

6. CAPITAL STOCK (cont'd...)

a) On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, or at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to capital stock and $21,240 was allocated to contributed surplus as fair value for the warrants. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250, which was received in the current year.

b) On January 19, 2004, the Company issued 3,998,332 flow-through units at a price of $0.15 per unit for gross proceeds of $599,749. Each unit was comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.20 on or before January 19, 2006. Of the total consideration, $464,848 was allocated to capital stock and $134,901 was allocated to contributed surplus as fair value for the warrants. The Company paid finders' fees of $33,200 and issued 44,000 non flow-through units at $0.15 per unit with the same terms and conditions as the private placement. For the fair value of the units, $6,169 was allocated to capital stock and $431 was allocated to contributed surplus as fair value for the warrants.

c) On June 7, 2004, the Company issued 1,335,000 flow-through units and 333,334 non-flow-through units at $0.15 per unit for gross proceeds of $250,250. Each unit was comprised of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.20 on or before June 7, 2005 or at a price of $0.25 on or before June 7, 2006. Of the total consideration, $204,065 was allocated to capital stock and $46,185 was allocated to contributed surplus as fair value for the warrants. The Company paid finders' fees of $1,732 and issued 93,683 units at $0.15 per unit with the same terms and conditions as the private placement. For the fair value of the units, $13,465 was allocated to capital stock and $587 was allocated to contributed surplus as fair value of the warrants.

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

6. CAPITAL STOCK (cont'd...)

Stock options (cont'd...)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2004		2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	350,000	$ 0.15	-	$ -
Options granted	1,500,000	0.10	900,000	0.15
Options exercised	-	-	(400,000)	0.15
Options cancelled	-	-	(150,000)	0.15
Outstanding, end of year	1,850,000	$ 0.11	350,000	$ 0.15
Options exercisable, end of year	1,850,000	$ 0.11	350,000	$ 0.15
Weighted average fair value of the options granted		$ 0.05		$ 0.01

As at November 30, 2004, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
350,000	$ 0.15	January 13, 2005 (expired, unexercised)
1,500,000	0.10	September 22, 2006

Stock-based compensation

The total stock-based compensation recognized under the fair value method was $77,050 (2003 - $8,294) using the Black-Scholes option-pricing model.

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

	2004	2003
Risk-free interest rate	3%	3.22%
Expected life of options	2 years	2 years
Annualized volatility	95.11%	86.45%
Dividend rate	0.00%	0.00%

6. CAPITAL STOCK (cont'd...)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2004	2003
Balance, beginning of year	6,000,000	-
Issued	2,902,175	6,000,000
Exercised	-	-
Expired	-	-
Balance, end of year	8,902,175	6,000,0000

At November 30, 2004, warrants were outstanding enabling holders to acquire the following number of shares:

Number of Shares		Exercise Price	Expiry Date
6,000,000		$ 0.25	April 17, 2005
2,021,166		0.20	January 19, 2006
881,009		0.20	June 7, 2005
	if not then at	0.25	June 7, 2006

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, long-term investment, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

8. SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment being exploration and development of its mineral properties.

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2004		2003
Cash paid during the year for interest	$	507	$	296
Cash paid during the year for income taxes	$	-	$	-

The significant non-cash transactions for the year ended November 30, 2004 was the issuance of 120,000 common shares with a value of $19,200 pursuant to the Iron Lake Project option agreement.

The significant non-cash transactions for the year ended November 30, 2003 included:

a) The Company issuing 675,000 common shares as part of a private placement for subscriptions receivable of $101,250.

b) The Company assigning a subscription receivable of $150,000 relating to 1,000,000 common shares of a private placement, for the purchase of Harper Creek mineral property, as outlined in Note 4.

c) The Company issuing 120,000 common shares valued at $30,000 as a finder's fee pursuant to the Timmins Offset Gold Project mineral property agreement (Note 4).

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2004		2003
Loss before income taxes	$	(335,773)	$	(255,412)
Current income taxes (recovery) at statutory rate	$	(119,535)	$	(96,035)
Net non-deductible items		45,997		31,576
Deductible items		(6,330)		(2,514)
Unrecognized benefits of non-capital losses		79,868		66,973
Future income taxes on exploration expenditures renounced to shareholders		(282,901)		-
Total income tax recovery	$	(282,901)	$	-

10. INCOME TAXES (cont'd...)

Details of future income taxes and liabilities are as follows:

	2004	2003
Future income tax assets:		
Capital loss carryforwards	$ 122,000	$ 245,000
Mineral properties	-	197,000
Non-capital loss carryforwards	532,000	488,000
Other assets	23,400	900
Future income tax assets	677,400	930,900
Future income tax liabilities		
Mineral properties	(85,000)	-
Future income tax assets	592,400	930,900
Less: Valuation allowance	(592,400)	(930,900)
Net future income tax asset	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,496,000. These losses, if not utilized, will expire through 2014. The Company also has approximately $687,000 of capital loss carryforwards and $951,000 of resource deductions which may be carried forward indefinitely. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

During the year ended November 30, 2004, the Company issued 5,333,332 common shares on a flow-through basis for gross proceeds of $799,999. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company's resource properties. Future income taxes of $282,901 on the exploration expenditures renounced to shareholders during the year were applied against capital stock.

11. LONG-TERM INVESTMENT

The investment consists of 2,000,000 restricted common shares of Secureview Systems Inc. During 2003, management of the Company wrote-down the investment to a value of $1 to reflect an impairment in value.

12. SUBSEQUENT EVENT

Subsequent to November 30, 2004, the Company announced a non-brokered private placement to issue 5,000,000 flow-through units and 1 million non-flow-through units at $0.10 per unit. Each unit is comprised of one common share and one-half share purchase warrant exercisable at $0.10 for a one year period.

ARGENT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
TWELVE MONTH PERIOD ENDED NOVEMBER 30, 2004

Argent Resources Ltd. (the "*Company*") has adopted the new format prescribed by the Canadian Securities regulators for the Company's Management Discussion and Analysis ("MD&A). The following MD&A, prepared as of March 3, 2005, should be read together with the audited consolidated financial statements for the year ended November 30, 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on January 30, 1987 pursuant to the *Company Act* of British Columbia.

Additional information related to the Company is available for view on the Company's website at www.argentresources.com and on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of exploring and developing mineral properties. The Company's exploration activities have focused on the Timmins Offset Gold Project in Ontario, the Iron Lake Claims in British Columbia and the Harper Creek Claims located in British Columbia.

Performance Summary

The following is a summary of significant events and transactions that occurred during the fiscal year ended November 30, 2004:

1. On January 20, 2004, the Company purchased a 100% interest in the Harper Creek Claims located in the Kamloops mining district in British Columbia. The Company paid $150,000 for the claims. The mineral claims are subject to a 2.5% NSR.

2. Appointed John Hiner to the Board of Directors. Mr Hiner has over 30 years of experience in resource exploration and management worldwide.

3. A flow-through private placement announced late in the previous fiscal year was closed. The private placement is for 3,998,332 flow-through units at $0.15 per unit for total proceeds of $599,749.

4. In February 2004, the Company commenced its diamond-drilling program on its Timmins Offsets Gold Property, located near Timmins, Ontario. The drill program will consist of approximately 4500 meters of drilling and will test a recently re-interpretation of the gold mineralization previously delineated at this property.

5. The Company amended a 2002 option agreement that it has with Eastfield Resources Ltd. on the Iron Lake Property located in the South Cariboo region of British Columbia. The terms of the amended agreement allow the Company to earn up to 70% (55% previously) and spend $2.01 million ($1.01 million previously) by July 2007. The amendment also requires the Company to complete an airborne survey before July 9, 2004.

6. In March 2004, the Company announced it signed Capital Associates to a one-year term to supply the Company with investor relation services that will complement the Company's existing personnel. Capital Associates will receive Cdn$5,000 / month for its services.

7. In April 2004, the Company announced a flow-through private placement of 1,335,000 units at $0.15 per unit for gross proceeds of $200,250. In conjunction with this they also announced a non-flow-through private placement of 333,334 units at $0.15 per unit for gross proceeds of $50,000.

8. The Company held its Annual General Meeting on May 18, 2004. All proposed resolutions were passed.

9. In June 2004, the Company released the complete assay results from the diamond drilling program completed at the Timmins Offset Gold Project. The program consisted of 3,972 metres of drilling in 13 holes. Swastika Laboratories Ltd. in Ontario and Teck Cominco Laboratory in Vancouver analyzed the sawn core samples.

10. On September 22, 2004, the Company granted 1,500,000 stock options to directors and employees at $0.10, exercisable until September 22, 2006.

11. In September 2004, the Company reported that it completed a helicopter-borne geophysical survey at the Iron Lake Property which it holds under option from Eastfield Resources Ltd.

Iron Lake Claims, British Columbia

The Company holds an option from Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest, subject to a 1.5% net smelter returns royalty ("NSR"), in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $123,889 in exploration expenditures issued 180,000 common shares of the Company valued at $30,600, and made cash payments of $25,000. To earn a 55% interest, the Company is also required to:

i) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005; and

ii) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9, 2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

Harper Creek Claims, British Columbia

The Company acquired a 100% interest in the Harper Creek claims, located in the Kamloops mining district in British Columbia, by an exchange of a subscription receivable relating to a private placement of $150,000. The mineral claims are subject to a 2.5% NSR.

During the year, the Company paid $10,080 for filing of the exploration work that was included in the purchase price of $150,000.

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. To date the Company has paid $150,000, issued 120,000 common shares valued at $30,000 and incurred $669,208 in exploration expenditures to earn its option. The Company is also required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5.0% NPI and a 0.50% NSR.

During the current year, the Company staked an additional 38 claims covering 608 hectares all within close proximity to the Timmins Offset Gold Project.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended November 30, 2004	Year Ended November 30, 2003	Year Ended November 30, 2002
Total revenues	$ 1,278	$ -	$ -
Net loss before extraordinary items	(337,051)	(230,524)	(162,862)
Net income (loss)	(52,872)	(255,412)	(496,562)
Basic and diluted earnings (loss) per share	(0.01)	(0.02)	(0.08)
Total assets	1,251,515	632,102	120,923
Total long-term liabilities	-	-	136,411
Cash dividends	-	-	-

The Company earns interest revenue from cash held in banks. During the 2004 fiscal year, net loss was lower when compared to the previous fiscal year because the Company had non-cash recovery of future income taxes as a result of issuing flow-through common shares. During the 2003 fiscal year the Company had a write-down of a long-term investment of $31,299. In 2002, there was a write-down of $283,700 and $50,000 in a note receivable and accounts receivables respectively.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a loss of $52,872 (2003 - $255,412) during the fiscal year. Some significant expenses incurred in the year ended November 30, 2004 are as follows:

Administration fees of $11,500 (2003 - $6,000)
Advertising fees of $5,332 (2003 - $Nil)
Consulting fees of $16,138 (2003 - $8,413)
Investor relations costs of $74,766 (2003 - $81,192)
Management fees of $29,836 (2003 - $28,037)
Office and miscellaneous costs of $32,202 (2003 - $13,199)
Professional fees of $42,369 (2003 - $32,365)
Rent of $24,500 (2003 - $21,355)
Shareholder communications of $9,896 (2003 - $11,632)
Stock-based compensation costs of $77,050 (2003 - $8,294)
Transfer agent and filing fees of $12,759 (2003 - $16,668)
Travel costs of $Nil (2003 - $2,569)

In most categories, the current year expenses are comparable to that of the pervious year. There was an increase in various categories like administration fees, consulting fees, office and miscellaneous costs and professional fees. This resulted as the Company became more active, which required more time and effort to manage all aspects of the Company's operations.

The Company has retained Capital Associates to provide media and investor relation services to publicize the Company's exploration activities and to promote the Company to media and potential investors within Canada and overseas. Capital Associates is paid fee of $5,000 a month. The Company also utilizes in-house staff to handle investor calls, update the Company website and to prepare marketing materials.

Summary of Quarterly Results

	Three Months Ended			
	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004
Total assets	$ 1,251,515	$ 1,289,110	$ 1,337,089	$ 1,195,860
Mineral property costs	1,188,777	1,144,600	1,022,578	602,960
Working capital	(1,742)	102,667	258,716	500,104
Shareholders' equity	1,187,494	1,247,775	1,281,851	1,103,670
Revenues	194	71	281	732
Net income (loss)	147,302	(40,076)	(72,069)	(88,029)
Earnings (loss) per share	0.01	(0.01)	(0.01)	(0.01)

	Three Months Ended			
	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003
Total assets	$ 632,102	$ 745,034	$ 711,806	$ 289,788
Mineral property costs	412,470	145,085	61,594	17,012
Working capital (deficiency)	97,575	555,173	610,429	221,310
Shareholders' equity	510,700	694,593	666,495	232,932
Revenues	275	260	740	225
Net Income (loss)	(126,315)	(31,902)	(52,625)	(44,570)
Earnings (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

Significant changes in key financial data from 2003 to 2004 can be attributed to the Company adopting a new accounting policy of using the fair value based method of accounting for all stock-based compensation starting in the 2003 fiscal year end. This results in a higher reported net loss figure when ever the Company grants stock options. The Company has also been increasing its mineral property costs each year through acquisition and exploration. There has been a significant increase in exploration activity on the Company's Timmins Offset Gold Project. These activities have been funded primarily through the completion of flow-through and non-flow-through private placements, consequently resulting in an increase in shareholders equity.

Liquidity

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing in the future.

	November 30, 2004	November 30, 2003
Working capital (deficiency)	$ (1,742)	$ 97,575
Deficit	(7,111,250)	(7,058,378)

Net cash used in operating activities for the year consists primarily of the operating loss and a change in non-cash working capital.

Net cash used for operating activities during the year was $267,447 compared to net cash used by operating activities of $209,961 during the previous year.

Financing activities provided net cash of $916,317 during the current year and $510,316 during the previous year. The net cash was provided primarily from the issuance of capital stock.

Net cash used in investing activities was $757,107 during the current year and $215,458 in the previous year. Cash was expended on the acquisition and exploration of its mineral properties.

Capital Resources

The Company completed the following financings during the period:

a) On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, or at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to capital stock and $21,240 was allocated to contributed surplus as fair value for the warrants. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250, which was received in the current year.

b) On January 19, 2004, the Company issued 3,998,332 flow-through units at a price of $0.15 per unit for gross proceeds of $599,749. Each unit was comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.20 on or before January 19, 2006. Of the total consideration, $464,848 was allocated to capital stock and $134,901 was allocated to contributed surplus as fair value for the warrants. The Company paid finders' fees of $33,200 and issued 44,000 non flow-through units at $0.15 per unit with the same terms and conditions as the private placement. For the fair value of the units, $6,169 was allocated to capital stock and $431 was allocated to contributed surplus as fair value for the warrants.

c) On June 7, 2004, the Company issued 1,335,000 flow-through units and 333,334 non-flow-through units at $0.15 per unit for gross proceeds of $250,250. Each unit was comprised of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.20 on or before June 7, 2005 or at a price of $0.25 on or before June 7, 2006. Of the total consideration, $204,065 was allocated to capital stock and $46,185 was allocated to contributed surplus as fair value for the warrants. The Company paid finders' fees of $1,732 and issued 93,683 units at $0.15 per unit with the same terms and conditions as the private placement. For the fair value of the units, $13,465 was allocated to capital stock and $587 was allocated to contributed surplus as fair value of the warrants.

Related Party Transactions

During the year, the Company entered into transactions with related parties as follows:

a) Paid or accrued administration fees of $500 (2003 - $6,000) to a person related to a director and $11,000 (2003 - $Nil) to a company controlled by a director.

b) Paid or accrued management fees of $29,836 (2003 - $28,037) to a company controlled by a director.

c) Paid or accrued consulting fees included in deferred exploration costs of $24,800 (2003 - $22,376) to directors and $1,863 (2003 - $25,476) to companies controlled by directors.

d) Paid or accrued consulting fees of $Nil (2003 - $8,413) to directors.

e) Paid or accrued rent of $24,500 (2003 - $5,000) to a company controlled by a director.

f) Paid or accrued deferred exploration costs of $140,939 (2003 - $Nil) to a company controlled by a director.

g) Recognized stock-based compensation on granting of stock options of $41,094 (2003 - $Nil) to directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company's financial instruments consist of cash, receivables, long-term investment, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Critical Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, the Company evaluates estimates and assumptions including those related to the recognition of stock-based compensation.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the financial statements:

Stock Based Compensation

Company uses the fair value based method of accounting for all stock-based compensation.

Outstanding Share Data

Capital stock

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, November 30, 2002	9,614,824	$ 6,705,468	$ -
Non flow-through private placement	6,000,000	878,760	21,240
Issuance costs	-	(33,434)	-
Stock options	400,000	60,000	-
Acquisition of mineral property	120,000	30,000	-
Stock-based compensation	-	-	8,294
Balance, November 30, 2003	16,134,824	7,640,794	29,534
Flow-through private placement	3,998,332	464,848	134,901
Finder's fees on private placement	44,000	6,169	431
Finder's fees on private placement	-	(6,169)	(431)
Private placement	1,668,334	204,065	46,185
Finder's fees on private placement	93,683	13,465	587
Finder's fees on private placement	-	(13,465)	(587)
Share issuance costs	-	(34,932)	-
Acquisition of mineral property	120,000	19,200	-
Future income taxes on exploration expenditures renounced to shareholders	-	(282,901)	-
Stock-based compensation	-	-	77,050
Balance, November 30, 2004	22,059,173	$ 8,011,074	$ 287,670

Stock options outstanding at November 30, 2004:

Number of Shares	Exercise Price	Expiry Date
350,000	$ 0.15	January 13, 2005 (expired, unexercised)
1,500,000	0.10	September 22, 2006

Warrants outstanding at November 30, 2004:

Number of Shares		Exercise Price	Expiry Date
6,000,000		$ 0.25	April 17, 2005
2,021,166		0.20	January 19, 2006
881,009		0.20	June 7, 2005
	if not then at	0.25	June 7, 2006

Subsequent Events

Subsequent to November 30, 2004, the Company:

a) Announced a non-brokered private to issue 5,000,000 flow-through units and 1 million non-flow-through units at $0.10 per unit. This was approved on February 23, 2005 at 2,055,000 flow-through units at $0.10 per unit gross proceeds of $205,500 and 1,250,000 non-flow-through units at $0.10 per unit for gross proceeds of $125,000. Each flow-through and non-flow-through is comprised of one common share and one half share purchase warrant execrable at $0.10 in the first year and at $0.15 in the second year.

b) Commenced a diamond drilling program on February 4, 2005 on its Iron Lake Project in British Columbia. The Company anticipates drilling 4 holes totalling approximately 500 meters.

c) Granted 705,000 stock options to certain directors and employees exercisable at $0.15 for two years.

ARGENT RESOURCES LTD.

2005 ANNUAL GENERAL & SPECIAL MEETING

2005 Annual General Meeting
Materials Attached:

Proxy

Notice of Meeting

Information Circular

Financial Statements

The 2005 Annual General and Special Meeting of the shareholders of Argent Resources Ltd. is being held at 620 – 650 W. Georgia St, Vancouver, B.C., V6B 4N9, on Friday, April 29th at 10:00 a.m.

Argent Resources Ltd.
Suite 620 – 650 W. Georgia Street
Vancouver, British Columbia, V6B 4N9
Phone: (604) 681-0405 and Fax: (604) 687-4670

ARGENT RESOURCES LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of **Argent Resources Ltd.** (the "*Company*") will be held on Friday, the 29th day of April, 2005, at Suite 620, 650 West Georgia Street, Vancouver, British Columbia, at 10:00 a.m. (the "*Meeting*"), for the following purposes:

1. To receive the financial statements of the Company for the fiscal year ended November 30, 2004, together with the auditor's report thereon and the report of the Directors of the Company.

2. To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3. To re-appoint Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors.

4. To set the number of Directors at four.

5. To elect Directors for the ensuing year.

6. To approve the Company's 2005 Stock Option Plan, which shall be limited to 10% of the issued common shares of the Company at the time of any granting of options (on a non-diluted basis).

7. To approve by special resolution that:

   (a) the Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

   (b) subject to paragraph (c) below, the solicitors of the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

   (c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office.

8. To adopt a special resolution that:

   (a) the existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

   (b) the alterations made to the Company's Articles shall take effect upon deposit of this resolution into the Company's Minute Book.

9. To set the hours for inspection of the Company's records.

10. To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a Company, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, this 29th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF ARGENT RESOURCES LTD.

"Bernard Dewonck"

Bernard Dewonck
President

ARGENT RESOURCES LTD.
P.O. Box 11604
650 W. Georgia Street, Suite 620
Vancouver, British Columbia, Canada V6B 4N9
Tel: (604) 681-0405 Fax: (604) 687-4670

INFORMATION CIRCULAR
as at **March 29, 2005** (except as indicated)

This information circular ("*Information Circular*") is provided in connection with the solicitation of proxies by the management of **Argent Resources Ltd.** (the "*Company*") for use at the Annual General and Special Meeting of the shareholders of the Company (the "*Meeting*") to be held on **Friday, April 29, 2005,** at Suite 620, 650 West Georgia Street,, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting ("*Notice of Meeting*").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company of Canada by fax: Within North America or Outside North America: (604) 689-8144, by mail or by hand at 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Pacific Corporate Trust Company of Canada by fax: Within North America or Outside North America: (604) 689-8144, by mail or by hand at 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. **In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "*Non-Registered Holder*") but which are registered either: (a) in the name of an intermediary (an "*Intermediary*") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("*CDS*")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "*Meeting Materials*") to the clearing agencies and the Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "*proxy authorization form*") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary of its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

RECORD DATE

The Company has set the close of business on **March 25, 2005** as the record date (the "*Record Date*") for the Meeting. Only the registered holders of common shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within circular. As such, all Directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows (as of March 25, 2005):

Name	**Office**	**Number of Common Shares**
Bernard Dewonck	Director, President	169,811
Gary Schellenberg	Director, Chief Executive Officer	608,440
John R. Fraser	Director	100,000
John E. Hiner	Director	200,000

Other than as specifically discussed in this Information Circular, no Director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SECURITIES

The holders of the Company's common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held. Of the Company's 100,000,000 authorized common shares, 25,448,173 common shares are issued and outstanding as at the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & CO. (NCI)(1) 25th Esplanade Box 1038, Station A Toronto, Ontario M5W 1G5	20,818,417	81.81%

Notes:

(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is known to the Company and has been extracted from the register of shareholders maintained by the registrar and the transfer agent for the Company's shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer ("*CEO*") means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer ("*CFO*") means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan ("*LTIP*") means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do no include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers ("*NEO's*") means the following individuals:

(a) each CEO;
(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company the end of the most recently completed financial year.

Stock Appreciation Rights ("*SAR's*") means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were NEOs of the Company as of November 30, 2004.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year Ended November 30	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (1) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Bernard Dewonck, Director and President	2004 2003 2002	27,200 23,036 13,673	Nil Nil Nil	Nil Nil Nil	250,000 75,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary Schellenberg, Director and Chief Executive Officer	2004 2003 2002	42,000 (2) 28,037 (2) 19,673 (2)	Nil Nil Nil	Nil Nil Nil	250,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John R. Fraser, Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 75,000 Nil	Nil Nil Nil	Nil Nil Nil	1,864 (3) 16,610 (3) Nil
John E. Hiner, Director	2004	Nil	Nil	Nil	150,000	Nil	Nil	400

Notes:

(1) Stock options granted to Bernard Dewonck include 75,000 granted on January 13, 2003 at $0.10, expiring January 13, 2005, and 250,000 granted on September 22, 2004 at $0.10, expiring September 22, 2006.

Stock options granted to Gary Schellenberg include 200,000 granted on January 13, 2003, at $0.10, expiring January 13, 2005, and 250,000 granted on September 22, 2004, at $0.10, expiring September 22, 2006.

Stock options granted to John Fraser include 75,000 granted January 13, 2003, at $0.10, expiring January 13, 2005, and 150,000 granted on September 22, 2004, at $0.10, expiring September 22, 2006.

Stock options granted to John Hiner include 150,000 granted on September 22, 2004, at $0.10, expiring September 22, 2006.

(2) Gary Schellenberg is paid as a corporate administrator and consultant through 519820 B.C. Ltd., a private B.C. company of which Gary Schellenberg owns 50%, at $3,500/mo.

(3) These figures represent consulting fees paid to Fraser Geological Services Inc., a private B.C. company, which is wholly owned by John Fraser, for services performed by Mr. Fraser for the Company.

Options/SARs Grants to NEOs During The Most Recently Completed Financial Year

Details of options to purchase the Company's common shares granted to the NEOs during the financial year ended November 30, 2004 are set out in the following table:

NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bernard Dewonck, Director and President	250,000	16.67%	$0.10	$25,000	September 22, 2006
Gary Schellenberg, Director and Chief Executive Officer	250,000	16.67%	$0.10	$25,000	September 22, 2006
John R. Fraser, Director	150,000	10.00%	$0.10	$15,000	September 22, 2006
John E. Hiner, Director	150,000	10.00%	$0.10	$15,000	September 22, 2006

Notes:

(1) These figures are based on a total of 1,500,000 stock options that were granted by the Company during the fiscal year ended November 30, 2004.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SARs Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company's Stock Option Plan during the financial year ended November 30, 2004 and the number and value of unexercised options as at November 30, 2004.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Option/SARs at FY-End (#) Exercisable /Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable /Unexercisable
Bernard Dewonck, Director and President	Nil	Nil	325,000	Nil
Gary Schellenberg, Director and Chief Executive Officer	Nil	Nil	450,000	Nil
John R. Fraser, Director	Nil	Nil	225,000	Nil
John E. Hiner, Director	Nil	Nil	Nil	Nil

Option and SAR Repricings

During the financial year ended November 30, 2004 no options to NEOs were repriced.

LTIPs – Awards in Most Recently Completed Financial Year

The Company currently has no LTIP, which would provide compensation intended to motivate performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

On March 5, 2004, the Company signed Capital Associates to a one-year term to supply the Company with investor relations' services that would complement Argent's existing personnel. Capital Associates would receive CDN$5,000/month for its services. On November 30, 2004, this contract was terminated.

Compensation of Directors

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts, other than as outlined in the Summary Compensation Table above;

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts, other than the management contract currently in place with 519820 B.C. Ltd, of which Gary Schellenberg owns 50%, and ongoing consulting services provided by Bernard Dewonck;

(e) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

(f) no Options were outstanding and in favour of any Directors of the Company who are not also Named Executive Officers of the Company, except as disclosed hereinabove.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former Directors, executive officers or employees of the Company or persons who were Directors, executive officers or employees of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates of affiliates of such persons are or have been indebted to the Company (of its subsidiaries) at any time since the beginning of the last completed financial year ending November 30, 2004. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended November 30, 2004, the Company paid or accrued $42,000 for corporate administration and consulting services to 519820 B.C. Ltd., a private B.C. company, which is controlled by a director of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended November 30, 2004. A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2. Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3. Re-Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Davidson & Company was first appointed auditor of the Company May 9, 2000.

4. Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at four.

5. Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors. Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as Directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 25, 2005.

Name, Municipality of Residence and Position Held	**Principal Occupation for the Past Five Years**	**Director of the Company Since**	**Number of Shares Beneficially Owned or Controlled**
Bernard Dewonck Richmond, B.C. President and Director	President and a Director of the Company and Consulting Geologist	May 25, 1998	169,811
Gary Schellenberg Richmond, B.C. CEO and Director	Chief Executive Officer and a Director of the Company	September 22, 1997	608,440
John R. Fraser North Vancouver, B.C. Director	A Director of the Company and Consulting Geologist	January 10, 2003	100,000
John E. Hiner Lynden, Washington Director	A Director of the Company and Consulting Geologist	February 26, 2004	200,000

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the nominees for Directors of the Company are ordinarily resident in Canada.

6. Stock Option Plan

The policies of the TSX Venture Exchange (the "*Exchange*") require all listed companies to establish an incentive stock option plan and to have the plan presented to shareholders for approval. At the Meeting, the management of the Company will ask the shareholders to approve a rolling 10% stock option plan (the "*2005 Plan*").

The 2005 Plan will consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued common shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the 2005 Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the 2005 Plan.

A copy of the 2005 Plan is available for review at the offices of the Company, at Suite 200, 1055 West Hastings Street, Vancouver, BC V6E 2E9 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's 2005 stock option plan (the *"Plan")* be and it is hereby adopted and approved;

2. the Board of Directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;

3. the outstanding stock options which may have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4. the Directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

7. Private Placements

Management of the Company considers it to be in the best interests of the Company to retain flexibility by facilitating the raising of working capital by way of private placements. In certain circumstances regulatory and shareholder approval may be required for private placement transactions where the aggregate number of shares which may be issued or made subject to issuance exceeds 25% (the "*25% threshold*") of the number of shares outstanding (on a non-diluted basis) prior to the date of closing of the transaction where the price per security is less than the market price but within allowable discounts.

Shareholders will be asked at the Meeting to consider and, if thought appropriate, to pass, with or without variation, a resolution authorizing the Company to enter into one or more private placement transactions during the ensuing year where the aggregate number of shares which may be issued or made subject to issuance (ie. Shares issuable pursuant to a security that is convertible into, exchangeable for or carries the right to purchase shares) exceeds the 25% threshold. To be effective, this resolution must be passed by at least a majority of the votes cast by shareholders who vote in person or by proxy with respect to this resolution. **Proxies received in favour of management will be voted in favour of the resolution, unless the shareholder has specified in the proxy that his or her shares are to be voted against such resolution.**

The Directors of the Company believe the passing of this resolution is in the best interests of the Company and recommend that shareholders vote in favour of this resolution. If this resolution is not passed and shareholder approval is required then the regulatory authorities will not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 25% threshold, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

8. Private Placements to Insiders

In certain circumstances regulatory and shareholder approval may be required for private placement transactions that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of shares outstanding (on a non-diluted basis) prior to the date of closing of the first private placement to an insider during such six month period.

Disinterested shareholders, being those shareholders who are not insiders of the Company, will be asked at the Meeting to consider and, if thought appropriate, to pass, with or without variation, a resolution authorizing the Company during the ensuing year to enter into one or more private placement transactions to insiders where during any six month period the aggregate number of listed securities or options, rights or other entitlements to listed securities exceeds 10%of the number of shares outstanding (on a non-diluted basis) prior to the date of closing of the first private placement to an insider during the six month period. To be effective, this resolution must be passed by at least a majority of the votes cast by disinterested shareholders who vote in person or by proxy with respect to this resolution. **Proxies received in favour of management will be**

voted in favour of the resolution, unless the shareholder has specified in the proxy that his or her shares are to be voted against such resolution.

9. Compliance with the *Business Corporations Act*, British Columbia

On March 29, 2004, the British Columbia Legislature enacted the *Business Corporations Act*, (the "*New Act*") and repealed the *Company Act*, which previously governed the Company. The New Act streamlines many issues pertaining to how companies are formed and managed. All pre-existing British Columbia companies are required to adapt to the New Act. To do so, there are three steps: (i) first is to file a Transition Application with the British Columbia Registrar of Companies, which the Company will do prior to the Meeting; (ii) shareholders must then approve the removal of what are known as "pre-existing company provisions" from the Notice of Articles that forms part of the Transition Application; and (iii) shareholders then adopt a new form of Articles that takes advantage of various provisions of the New Act.

The Notice of Articles, filed with the Transition Application, is a replacement to the Company's existing Memorandum, and sets out such items as the Company's authorized share capital and the names and addresses of the Company's directors. "Pre existing company provisions" are matters set out in the Company's current Articles which conflict with various provisions of the New Act. A company remains subject to its pre-existing company provisions until the shareholders remove these provisions by special resolution.

At the Meeting, Management will ask the shareholders to approve, by special resolution, that:

1. the Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

2. subject to paragraph 3 below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

3. the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office.

At the Meeting, Management will ask the shareholders to adopt the following special resolutions, that:

1. the existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

2. the alterations made to the Company's Articles shall take effect upon deposit of this resolution into the Company's Minute Book.

At the Meeting, Management will also ask the shareholders to approve, by ordinary resolution, that:

1. pursuant to section 46 of the *Business Corporations Act*, persons, other than a current director of the Company, may only inspect the Company's records at the Company's records office between the hours of 10:00 a.m. and 12:00 p.m. on normal business days in the Province of British Columbia.

A complete copy of the Company's proposed new Articles will be available for review at the Meeting, and for a period of ten days prior thereto, at the Company's records office located at Suite 620, 650 West Georgia Street, Vancouver, BC V6B 4N9.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in its comparative financial statements and management's discussion and analysis for the Company's most recently completed financial year. Copies of this information are available either on SEDAR or by contacting the Company at its offices located at Suite 620, 650 W. Georgia Street, Vancouver, BC, Canada V6B 4N9; Tel: (604) 681-0405 Fax: (604) 687-4670.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 29th day of March, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS OF ARGENT RESOURCES LTD.

"Bernard Dewonck"

Bernard Dewonck
President and Director

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

NOVEMBER 30, 2004

DAVIDSON & COMPANY — Chartered Accountants — A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Argent Resources Ltd.

We have audited the balance sheets of Argent Resources Ltd. as at November 30, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Davidson & Company

Vancouver, Canada — Chartered Accountants

January 28, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ARGENT RESOURCES LTD.
BALANCE SHEETS
AS AT NOVEMBER 30

	2004	2003
ASSETS		
Current		
Cash	$ 46,185	$ 154,422
Receivables	10,324	4,555
Prepaid expenses	5,770	60,000
	62,279	218,977
Long-term investment (Note 11)	1	1
Equipment (Note 3)	458	654
Mineral properties (Note 4)	1,188,777	412,470
	$ 1,251,515	$ 632,102
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 40,180	$ 102,771
Due to related parties (Note 5)	23,841	18,631
	64,021	121,402
Shareholders' equity		
Capital stock (Note 6)	8,011,074	7,640,794
Contributed surplus (Note 6)	287,670	29,534
Subscriptions receivable	-	(101,250)
Deficit	(7,111,250)	(7,058,378)
	1,187,494	510,700
	$ 1,251,515	$ 632,102

Nature and continuance of operations (Note 1)

Subsequent event (Note 12)

On behalf of the Board:

"John Fraser" Director "Gary Schellenberg" Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED NOVEMBER 30

	2004	2003
EXPENSES		
Administration fees	$ 11,500	$ 6,000
Advertising	5,332	-
Amortization	196	504
Consulting fees	16,138	8,413
Interest	507	296
Investor relations	74,766	81,192
Management fees	29,836	28,037
Office and miscellaneous	32,202	13,199
Professional fees	42,369	32,365
Rent	24,500	21,355
Shareholder communications	9,896	11,632
Stock-based compensation (Note 6)	77,050	8,294
Transfer agent and filing fees	12,759	16,668
Travel	-	2,569
	(337,051)	(230,524)
OTHER ITEMS		
Gain on settlement of debt	-	6,411
Interest income	1,278	-
Write-down of long-term investment	-	(31,299)
	1,278	(24,888)
Loss before income taxes	(335,773)	(255,412)
Future income tax recovery (Note 10)	282,901	-
Loss for the year	(52,872)	(255,412)
Deficit, beginning of year	(7,058,378)	(6,802,966)
Deficit, end of year	$ (7,111,250)	$ (7,058,378)
Basic and diluted loss per common share	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	20,538,910	14,005,619

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED NOVEMBER 30

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (52,872)	$ (255,412)
Items not affecting cash:		
Amortization	196	504
Stock-based compensation	77,050	8,294
Write-down of long-term investment	-	31,299
Gain on settlement of debt	-	(6,411)
Future income tax recovery	(282,901)	-
Changes in non-cash working capital items:		
Increase in receivables	(5,769)	(2,627)
(Increase) decrease in prepaid expenses	54,230	(60,000)
Increase (decrease) in accounts payable and accrued liabilities	(62,591)	59,081
Increase in due to related parties	5,210	15,311
Cash flows used in operating activities	(267,447)	(209,961)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	(757,107)	(215,458)
Cash flows used in investing activities	(757,107)	(215,458)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of note payable	-	(35,000)
Repayment of debenture payable	-	(130,000)
Proceeds from issuance of capital stock	951,249	708,750
Share issuance costs	(34,932)	(33,434)
Cash flows provided by financing activities	916,317	510,316
Change in cash position during the year	(108,237)	84,897
Cash position, beginning of year	154,422	69,525
Cash position, end of year	$ 46,185	$ 154,422

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2004	2003
Working capital (deficiency)	$ (1,742)	$ 97,575
Deficit	(7,111,250)	(7,058,378)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided annually over its estimated useful life using the 30% declining balance method.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-term investment

Portfolio investments are accounted for on the cost basis. Declines in market value below cost are recognized when such declines are considered to be other then temporary.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production.

The recorded cost of mineral property interests is based on cash paid, the value of share considerations issued for the mineral property and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Investment tax credits

Investment tax credits are recorded as a cost recovery in deferred exploration. Claims for the credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Revenue Agency and from the Province of British Columbia.

Stock-based compensation

The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSX"). Effective December 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company adopted the use of the fair value-based method and therefore all awards to employees and non-employees are recorded at fair value on the date of the grant and the associated expense is amortized over the vesting period.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-though share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. EQUIPMENT

	2004			2003		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 2,471	$ 2,013	$ 458	$ 2,471	$ 1,817	$ 654

4. MINERAL PROPERTIES

2004	Iron Lake Claims, *British* Columbia	Timmins Offset Gold *Project,* Ontario	Harper Creek Claims, *British* Columbia	Total 2004
Acquisition costs, beginning of year	$ 11,400	$ 130,000	$ 150,000	$ 291,400
Additions during the year	44,200	50,000	10,080	104,280
Acquisition costs, end of year	55,600	180,000	160,080	395,680
Deferred exploration costs, beginning of year	29,030	92,040	-	121,070
Additions during the year				
Administrative	-	6,631	-	6,631
Assaying	-	21,962	-	21,962
Consulting	5,850	74,611	-	80,461
Drilling	-	301,961	-	301,961
Field operations	2,192	50,327	-	52,519
Field personnel	-	92,111	-	92,111
Geophysics	86,500	-	-	86,500
Maps and drafting	1,352	23,694	-	25,046
Recording fees	3,674	-	-	3,674
Travel	-	5,871	-	5,871
	99,568	577,168	-	676,736
Investment tax credits	(4,709)	-	-	(4,709)
	94,859	577,168	-	672,027
Deferred exploration costs, end of year	123,889	669,208	-	793,097
Total mineral properties	$ 179,489	$ 849,208	$ 160,080	$ 1,188,777

4. **MINERAL PROPERTIES** (cont'd…)

2003	Iron Lake Claims, British Columbia	Harper Creek Claims, British Columbia	Timmins Offset Gold Project, Ontario	Total 2003
Acquisition costs, beginning of year	$ 11,400	$ -	$ -	$ 11,400
Additions during the year	-	150,000	130,000	280,000
Acquisition costs, end of year	11,400	150,000	130,000	291,400
Deferred exploration costs, beginning of year	5,612	-	-	5,612
Additions during the year				
Administrative	576	-	505	1,081
Assaying	4,299	-	1,190	5,489
Geological consulting	5,520	-	45,272	50,792
Field personnel	6,950	-	16,831	23,781
License and permits	3,430	-	2,107	5,537
Maps and drafting	1,355	-	21,090	22,445
Travel	1,288	-	5,045	6,333
	23,418	-	92,040	115,458
Deferred exploration costs, end of year	29,030	-	92,040	121,070
Total mineral properties	$ 40,430	$ 150,000	$ 222,040	$ 412,470

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Iron Lake Claims, British Columbia

The Company holds an option from Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest, subject to a 1.5% net smelter returns royalty ("NSR"), in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $123,889 in exploration expenditures issued 180,000 common shares of the Company valued at $30,600, and made cash payments of $25,000. To earn a 55% interest, the Company is also required to:

i) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005; and

4. **MINERAL PROPERTIES** (*cont'd...*)

Iron Lake Claims, British Columbia (cont'd...)

ii) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9, 2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

Harper Creek Claims, British Columbia

The Company acquired a 100% interest in the Harper Creek claims, located in the Kamloops mining district in British Columbia, by an exchange of a subscription receivable relating to a private placement of $150,000. The mineral claims are subject to a 2.5% NSR.

During the year, the Company paid $10,080 for filing of the exploration work that was included in the purchase price of $150,000.

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. To date the Company has paid $150,000, issued 120,000 common shares valued at $30,000 and incurred $669,208 in exploration expenditures to earn its option. The Company is also required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5% net profits interest and a 0.5% NSR.

5. **RELATED PARTY TRANSACTIONS**

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued administration fees of $500 (2003 - $6,000) to a person related to a director and $11,000 (2003 - $Nil) to a company controlled by a director.

b) Paid or accrued management fees of $29,836 (2003 - $28,037) to a company controlled by a director.

c) Paid or accrued consulting fees included in deferred exploration costs of $24,800 (2003 - $22,376) to directors and $1,863 (2003 - $25,476) to companies controlled by directors.

d) Paid or accrued consulting fees of $Nil (2003 - $8,413) to directors.

5. RELATED PARTY TRANSACTIONS (cont'd…)

e) Paid or accrued rent of $24,500 (2003 - $5,000) to a company controlled by a director.

f) Paid or accrued deferred exploration costs of $140,939 (2003 - $Nil) to a company controlled by a director.

g) Recognized stock-based compensation on granting of stock options of $41,094 (2003 - $Nil) to directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

6. CAPITAL STOCK

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, November 30, 2002	9,614,824	$ 6,705,468	$ -
Non flow-through private placement	6,000,000	878,760	21,240
Issuance costs	-	(33,434)	-
Stock options	400,000	60,000	-
Acquisition of mineral property	120,000	30,000	-
Stock-based compensation	-	-	8,294
Balance, November 30, 2003	16,134,824	7,640,794	29,534
Flow-through private placement	3,998,332	464,848	134,901
Finder's fees on private placement	44,000	6,169	431
Finder's fees on private placement	-	(6,169)	(431)
Private placement	1,668,334	204,065	46,185
Finder's fees on private placement	93,683	13,465	587
Finder's fees on private placement	-	(13,465)	(587)
Share issuance costs	-	(34,932)	-
Acquisition of mineral property	120,000	19,200	-
Future income taxes on exploration expenditures renounced to shareholders	-	(282,901)	-
Stock-based compensation	-	-	77,050
Balance, November 30, 2004	22,059,173	$ 8,011,074	$ 287,670

6. CAPITAL STOCK (cont'd…)

a) On April 17, 2003, the Company issued 6,000,000 units at a price of $0.15 per unit for gross proceeds of $900,000. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.20 on or before April 17, 2004, or at a price of $0.25 on or before April 17, 2005. Of the total consideration, $878,760 was allocated to capital stock and $21,240 was allocated to contributed surplus as fair value for the warrants. As at November 30, 2003, the Company had share subscriptions receivable related to this private placement of $101,250, which was received in the current year.

b) On January 19, 2004, the Company issued 3,998,332 flow-through units at a price of $0.15 per unit for gross proceeds of $599,749. Each unit was comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.20 on or before January 19, 2006. Of the total consideration, $464,848 was allocated to capital stock and $134,901 was allocated to contributed surplus as fair value for the warrants. The Company paid finders' fees of $33,200 and issued 44,000 non flow-through units at $0.15 per unit with the same terms and conditions as the private placement. For the fair value of the units, $6,169 was allocated to capital stock and $431 was allocated to contributed surplus as fair value for the warrants.

c) On June 7, 2004, the Company issued 1,335,000 flow-through units and 333,334 non-flow-through units at $0.15 per unit for gross proceeds of $250,250. Each unit was comprised of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.20 on or before June 7, 2005 or at a price of $0.25 on or before June 7, 2006. Of the total consideration, $204,065 was allocated to capital stock and $46,185 was allocated to contributed surplus as fair value for the warrants. The Company paid finders' fees of $1,732 and issued 93,683 units at $0.15 per unit with the same terms and conditions as the private placement. For the fair value of the units, $13,465 was allocated to capital stock and $587 was allocated to contributed surplus as fair value of the warrants.

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

6. **CAPITAL STOCK** (cont'd…)

Stock options (cont'd…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2004			2003		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of year	350,000	$	0.15	-	$	-
Options granted	1,500,000		0.10	900,000		0.15
Options exercised	-		-	(400,000)		0.15
Options cancelled	-		-	(150,000)		0.15
Outstanding, end of year	1,850,000	$	0.11	350,000	$	0.15
Options exercisable, end of year	1,850,000	$	0.11	350,000	$	0.15
Weighted average fair value of the options granted		$	0.05		$	0.01

As at November 30, 2004, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
350,000	$ 0.15	January 13, 2005 (expired, unexercised)
1,500,000	0.10	September 22, 2006

Stock-based compensation

The total stock-based compensation recognized under the fair value method was $77,050 (2003 - $8,294) using the Black-Scholes option-pricing model.

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

	2004	2003
Risk-free interest rate	3%	3.22%
Expected life of options	2 years	2 years
Annualized volatility	95.11%	86.45%
Dividend rate	0.00%	0.00%

6. CAPITAL STOCK (cont'd...)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2004	2003
Balance, beginning of year	6,000,000	-
Issued	2,902,175	6,000,000
Exercised	-	-
Expired	-	-
Balance, end of year	8,902,175	6,000,0000

At November 30, 2004, warrants were outstanding enabling holders to acquire the following number of shares:

Number of Shares		Exercise Price	Expiry Date
6,000,000		$ 0.25	April 17, 2005
2,021,166		0.20	January 19, 2006
881,009		0.20	June 7, 2005
	if not then at	0.25	June 7, 2006

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, long-term investment, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

8. SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment being exploration and development of its mineral properties.

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2004		2003
Cash paid during the year for interest	$	507	$	296
Cash paid during the year for income taxes	$	-	$	-

The significant non-cash transactions for the year ended November 30, 2004 was the issuance of 120,000 common shares with a value of $19,200 pursuant to the Iron Lake Project option agreement.

The significant non-cash transactions for the year ended November 30, 2003 included:

a) The Company issuing 675,000 common shares as part of a private placement for subscriptions receivable of $101,250.

b) The Company assigning a subscription receivable of $150,000 relating to 1,000,000 common shares of a private placement, for the purchase of Harper Creek mineral property, as outlined in Note 4.

c) The Company issuing 120,000 common shares valued at $30,000 as a finder's fee pursuant to the Timmins Offset Gold Project mineral property agreement (Note 4).

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2004		2003
Loss before income taxes	$	(335,773)	$	(255,412)
Current income taxes (recovery) at statutory rate	$	(119,535)	$	(96,035)
Net non-deductible items		45,997		31,576
Deductible items		(6,330)		(2,514)
Unrecognized benefits of non-capital losses		79,868		66,973
Future income taxes on exploration expenditures renounced to shareholders		(282,901)		-
Total income tax recovery	$	(282,901)	$	-

10. INCOME TAXES (cont'd...)

Details of future income taxes and liabilities are as follows:

		2004		2003
Future income tax assets:				
Capital loss carryforwards	$	122,000	$	245,000
Mineral properties		-		197,000
Non-capital loss carryforwards		532,000		488,000
Other assets		23,400		900
Future income tax assets		677,400		930,900
Future income tax liabilities				
Mineral properties		(85,000)		-
Future income tax assets		592,400		930,900
Less: Valuation allowance		(592,400)		(930,900)
Net future income tax asset	$	-	$	-

The Company has available for deduction against future taxable income non-capital losses of approximately $1,496,000. These losses, if not utilized, will expire through 2014. The Company also has approximately $687,000 of capital loss carryforwards and $951,000 of resource deductions which may be carried forward indefinitely. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

During the year ended November 30, 2004, the Company issued 5,333,332 common shares on a flow-through basis for gross proceeds of $799,999. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company's resource properties. Future income taxes of $282,901 on the exploration expenditures renounced to shareholders during the year were applied against capital stock.

11. LONG-TERM INVESTMENT

The investment consists of 2,000,000 restricted common shares of Secureview Systems Inc. During 2003, management of the Company wrote-down the investment to a value of $1 to reflect an impairment in value.

12. SUBSEQUENT EVENT

Subsequent to November 30, 2004, the Company announced a non-brokered private placement to issue 5,000,000 flow-through units and 1 million non-flow-through units at $0.10 per unit. Each unit is comprised of one common share and one-half share purchase warrant exercisable at $0.10 for a one year period.

AOU
Argent Resources Ltd.

P.O. Box 11604
Suite 620
650 West Georgia Street.
Vancouver, British Columbia
Canada V6B 4N9

Telephone: 604.681.0405
Fax: 604.687.4670
Toll Free: 800.667.4470
www.argentresources.com

Financial Statements
Management Discussion and Analysis
February 28, 2005

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

FEBRUARY 28, 2005

ARGENT RESOURCES LTD.
BALANCE SHEETS
AS AT FEBRUARY 28, 2005 and NOVEMBER 30, 2004

	Feb 2005	Nov 2004
ASSETS		
Current		
Cash	$ 109,249	$ 46,185
Receivables	9,697	10,324
Prepaid expenses	75,000	5,770
	193,946	62,279
Long-term investment (Note 2)	1	1
Equipment	423	458
Mineral properties (Note 3)	1,285,788	1,188,777
	$ 1,480,158	$ 1,251,515
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	52,650	$ 40,180
Due to related parties (Note 4)	22,008	23,841
	74,658	64,021
Shareholders' equity		
Capital stock (Note 5)	8,324,700	8,011,074
Contributed surplus (Note 5)	297,874	287,670
Subscriptions receivable	(52,500)	-
Deficit	(7,164,574)	(7,111,250)
	1,405,500	1,187,494
	$ 1,480,158	$ 1,251,515

On behalf of the Board:

"John Fraser" Director "Gary Schellenberg" Director

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
PERIOD ENDED FEBRUARY 28

	2005	2004
EXPENSES		
Administration fees	$ 3,000	$ 2,500
Amortization	34	49
Consulting fees	0	16,138
Interest	119	283
Investor relations	7,944	26,805
Management fees	7,500	7,336
Office and miscellaneous	9,445	7,709
Professional fees	8,870	9,132
Rent	6,300	6,500
Shareholder communications	1,230	2,200
Stock-based compensation	-	-
Transfer agent and filing fees	9,172	10,109
	(53,614)	(88,761)
OTHER ITEMS		
Interest income	290	732
Loss for the period	(53,324)	(88,029)
Deficit, beginning of year	(7,111,250)	(7,058,378)
Deficit, end of period	$ (7,164,574)	$ (7,146,407)
Basic and diluted loss per common share	$ (.002)	$ (.005)
Weighted average number of common shares outstanding	22,323,040	18,056,190

The accompanying notes are an integral part of these financial statements.

ARGENT RESOURCES LTD.
STATEMENTS OF CASH FLOWS
PERIOD ENDED FEBRUARY 28

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (53,324)	$ (88,029)
Items not affecting cash:		
Amortization	34	49
Changes in non-cash working capital items:		
(Increase) decrease in receivables	627	(13,451)
(Increase) decrease in prepaid expenses	(69,230)	(72,200)
Increase (decrease) in accounts payable and accrued liabilities	12,470	(29,212)
Increase (decrease) in due to related parties	(1,833)	-
Cash flows used in operating activities	(111,256)	(202,843)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral properties	(97,011)	(190,490)
Cash flows used in investing activities	(97,011)	(190,490)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of capital stock	290,705	680,999
Share issuance costs	(19,374)	-
Cash flows provided by financing activities	271,331	680,999
Change in cash position during the period	63,064	287,666
Cash position, beginning of year	46,185	154,422
Cash position, end of period	$ 109,249	$ 442,088

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	Feb 2005	Nov 2004
Working capital (deficiency)	$ 119,288	$ (1,742)
Deficit	(7,164,574)	(7,111,250)

2. LONG-TERM INVESTMENT

The investment consists of 2,000,000 restricted common shares of Secureview Systems Inc. During 2003, management of the Company wrote-down the investment to a value of $1 to reflect an impairment in value.

3. MINERAL PROPERTIES

	Iron Lake Claims, British Columbia	Timmins Offset Gold Project, Ontario	Harper Creek Claims, British Columbia	Total Feb 2005
Acquisition costs, beginning of year	$ 55,600	$ 180,000	$ 160,080	$ 395,680
Additions during the year	167	-	-	-
Acquisition costs, end of period	55,767	180,000	160,080	395,847
Deferred exploration costs, beginning of year	123,890	669,207	-	793,097
Additions during the year				
Administrative	806	219	-	1,025
Assaying	-	-	-	-
Consulting	-	2,660	-	2,660
Drilling	54,428	-	-	54,428
Field operations	16,341	1,800	-	18,141
Field personnel	17,750	-	-	17,750
Geophysics	1,045	-	-	1,045
Maps and drafting	785	1,010	-	1,795
Recording fees	-	-	-	-
Travel	-	-	-	-
	91,155	5,689	-	96,844
Deferred exploration costs, end of period	215,045	674,896	-	889,941
Total mineral properties	$ 270,812	$ 854,896	$ 160,080	$ 1,285,788

3. MINERAL PROPERTIES (cont'd...)

Iron Lake Claims, British Columbia

The Company holds an option from Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest, subject to a 1.5% net smelter returns royalty ("NSR"), in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $215,045 in exploration expenditures issued 180,000 common shares of the Company valued at $30,600, and made cash payments of $25,000. To earn a 55% interest, the Company is also required to:

i) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005; and

ii) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9, 2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

Harper Creek Claims, British Columbia

The Company acquired a 100% interest in the Harper Creek claims, located in the Kamloops mining district in British Columbia for $150,000. The mineral claims are subject to a 2.5% NSR.

During the year ended November 30, 2004, the Company paid $10,080 for filing of exploration work..

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. To date the Company has paid $150,000, issued 120,000 common shares valued at $30,000 and incurred $674,896 in exploration expenditures to earn its option. The Company is also required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5% net profits interest and a 0.5% NSR.

4. RELATED PARTY TRANSACTIONS

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

The Company entered into the following transactions with related parties:

a) Paid or accrued administration fees of $Nil (2004 - $500) to a person related to a director and $3,000 (2004 - $2,500) to a company controlled by a director.

b) Paid or accrued management fees of $7,500 (2004 - $7,336) to a company controlled by a director.

4. RELATED PARTY TRANSACTIONS (cont'd...)

c) Paid or accrued consulting fees included in deferred exploration costs of $Nil (2004 - $3,352) to directors and companies controlled by directors.

d) Paid or accrued consulting fees of $Nil (2004 - $16,138) to directors.

e) Paid or accrued rent of $6,300 (2004 - $6,500) to a company controlled by a director.

f) Paid or accrued deferred exploration costs of $25,596 (2004 - $36,463) to a company controlled by a director.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

5. CAPITAL STOCK

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, November 30, 2004	22,059,173	8,011,074	$ 287,670
Flow-through/non flow-through private placement (a)	3,305,000	330,500	10,204
Finder's fees on private placement	84,000	8,400	-
Finder's fees on private placement	-	(8,400)	-
Share issuance costs	-	(19,374)	-
Stock options	25,000	2,500	-
Stock-based compensation	-	-	-
Balance, February 28, 2005	25,473,173	$ 8,324,700	$ 297,874

a) On February 22, 2005 the Company issued 1,250,000 non flow-through units and 2,055,000 flow-through units at a price of $0.10 per unit for gross proceeds of $330,500. Each non flow-through unit was comprised of one common share and one share purchase warrant; each flow-through unit was comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.10 if subscribed for on or before February 22, 2006 and thereafter at $0.15 if subscribed for on or before February 22, 2007. Finder's fees in consideration of services provided to the Company were paid in the amounts of $9,170, 84,000 common shares valued at $8,400 and 84,000 broker's warrants with a fair value of $10,204. Each broker warrant has the same terms and conditions as the private placement.

5. CAPITAL STOCK (cont'd...)

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

There were no options granted during the period.

On February 28, 2005, 25,000 shares were issued pursuant to the exercise of stock options @ $0.10.

As at February 28, 2005, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date
1,475,000	0.10	September 22, 2006

Warrants

At February 28, 2005, warrants were outstanding enabling holders to acquire the following number of shares:

Number of Shares		Exercise Price	Expiry Date
6,000,000		$ 0.25	April 17, 2005 (expired)
2,021,166		0.20	January 19, 2006
881,009		0.20	June 7, 2005
	if not then at	0.25	June 7, 2006
2,277,500		0.10	February 22, 2006
	if not then at	0.15	February 22, 2007

During the three month period ended February 28, 2005, the Company granted 84,000 brokers warrants for settlement of finder's fees. Share issue costs and a corresponding entry to contributed surplus on the balance sheet of $10,204 were calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used for the Black-Scholes valuation of warrants during the current period.

Risk-free interest rate	2.85%
Expected life of options	2 years
Annualized volatility	102.7%
Dividend rate	0.00%

6. SUBSEQUENT EVENTS

The Company granted incentive stock options to certain directors and employees of the company entitling them to purchase 705,000 common shares of the company at a price of $0.15 per share for a two year period expiring March 1, 2007.

The Company announced an additional financing of up to 4.2 million flow-through units at $0.12 per unit and subsequently repriced this placement to 2.5 million units at a price of $0.10 per unit. Each unit consists of one share and one half share purchase warrant with the warrant exercisable in the first year at $0.10 and $0.15 in the second year. The proceeds of this financing will be used to fund exploration programs at the Company's Iron Lake Project in British Columbia and its Timmins Offset Gold Project in Ontario.

The Company announced the results of the drill program on the Iron Lake Project in BC and the commencement of a 2,000 meter drill program at its Timmins Offset Gold Project in Ontario.

ARGENT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
THREE MONTH PERIOD ENDED FEBRUARY 28, 2005

Argent Resources Ltd. (the "*Company*") has adopted the new format prescribed by the Canadian Securities regulators for the Company's Management Discussion and Analysis ("MD&A). The following MD&A, prepared as of April 19, 2005, should be read together with the unaudited consolidated financial statements for the quarter ended February 28, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on January 30, 1987 pursuant to the *Company Act* of British Columbia.

Additional information related to the Company is available for view on the Company's website at www.argentresources.com and on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of exploring and developing mineral properties. The Company's exploration activities have focused on the Timmins Offset Gold Project in Ontario, the Iron Lake Claims in British Columbia and the Harper Creek Claims located in British Columbia.

Performance Summary

The following is a summary of significant events and transactions that occurred during the quarter ended February 28, 2005:

1. On December 14, 2004 the Company announced its intent to raise up to $600,000.00 through a private placement of 5 million flowthrough units at $0.10 and 1 million non-flowthrough units at $0.10. The proceeds of this private placement were to be used on the Company's Timmins offsets gold project in Ontario and for General Corporate purposes.
2. On February 4, 2005 the Company announced the commencement of a 500 metre diamond drill program on its Iron Lake property in B.C.
3. On February 11, 2005 the Company announced the intersection of massive sulphide mineralization at the Iron Lake project in 2 drill holes.
4. On February 23, 2005 the Company announced that it had closed a non-brokered private placement first announced on December 14, 2004. The total amount of the placement was 2,055,000 flowthrough units at $0.10 and 1,250,000 non-flowthrough units at $0.10 for total proceeds of $330,500.

Iron Lake Claims, British Columbia

The Company holds an option from Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest, subject to a 1.5% net smelter returns royalty ("NSR"), in the Iron Lake Claims located in British Columbia. To date, the Company has incurred $215,045 in exploration expenditures issued 180,000 common shares of the Company valued at $30,600, and made cash payments of $25,000. To earn a 55% interest, the Company is also required to:

i) pay $25,000, issue 60,000 common shares and incur additional exploration expenditures of $225,000 on or before July 9, 2005; and

ii) pay $40,000, issue 60,000 common shares and incur additional exploration expenditures of $235,000 on or before July 9, 2006.

Upon earning its 55% interest the Company can earn an additional 15% by incurring an additional $450,000 in exploration expenses.

Harper Creek Claims, British Columbia

The Company acquired a 100% interest in the Harper Creek claims, located in the Kamloops mining district in British Columbia for $150,000. The mineral claims are subject to a 2.5% NSR.

During the year, the Company paid $10,080 for filing of exploration work .

Timmins Offset Gold Project, Ontario

The Company entered into an option agreement to acquire an initial interest of 60% in the Timmins Offset Gold Project located in Ontario. To date the Company has paid $150,000, issued 120,000 common shares valued at $30,000 and incurred $674,896 in exploration expenditures to earn its option. The Company is also required to pay $50,000 and incur a minimum of $500,000 in exploration expenditures on or before each of May 21, 2005, 2006 and 2007. For any year that the exploration expenditure obligation is not met, the Company is required to make an additional cash payment of $50,000. The Company can earn an additional 10% by delivering a feasibility study on or before May 21, 2010. The mineral property is subject to a 5.0% NPI and a 0.50% NSR.

The Company holds an additional 38 claims covering 608 hectares all within close proximity to the Timmins Offset Gold Project.

Results of Operations

The Company incurred a loss of $53,324 (2004- $88,029) during the period ended February 28, 2005. Some significant expenses incurred in the quarter ended February 28, 2005 are as follows:

Administration fees of $3,000 (2004 - $2,500)
Consulting fees of $0 (2004 - $16,138)
Investor relations costs of $7,944 (2004 - $26,805)
Management fees of $7,500 (2004 - $7,336)
Office and miscellaneous costs of $9,445 (2004 - $7,709)
Professional fees of $8,870 (2004- $9,132)
Rent of $6,300 (2004 - $6,500)
Shareholder communications of $1,230 (2004 - $2,200)
Transfer agent and filing fees of $9,172 (2004 - $10,109)

In most categories, the current period expenses are comparable to that of the same period in the previous year. There was an increase in various categories like administration fees and office and miscellaneous costs. This resulted as the Company became more active, which required more time and effort to manage all aspects of the Company's operations.

The Company utilizes in-house staff to handle investor calls, update the Company website and to prepare marketing materials, resulting in a reduction in investor relation and consulting fee expenses.

Summary of Quarterly Results

	Three Months Ended			
	February 28, 2005	November 30, 2004	August 31, 2004	May 31, 2004
Total assets	1,480,158	$ 1,251,515	$ 1,289,110	$ 1,337,089
Mineral property costs	1,285,788	1,188,777	1,144,600	1,022,578
Working capital	119,288	(1,742)	102,667	258,716
Shareholders' equity	1,405,500	1,187,494	1,247,775	1,281,851
Revenues	290	194	71	281
Net income (loss)	(53,324)	(147,302)	(40,076)	(72,069)
Earnings (loss) per share	(.002)	(0.01)	(0.01)	(0.01)

	Three Months Ended			
	February 28, 2004	November 30, 2003	August 31, 2003	May 31, 2003
Total assets	1,195,860	$ 632,102	$ 745,034	$ 711,806
Mineral property costs	602,960	412,470	145,085	61,594
Working capital (deficiency)	500,104	97,575	555,173	610,429
Shareholders' equity	1,103,670	510,700	694,593	666,495
Revenues	732	275	260	740
Net Income (loss)	(88,029)	(126,315)	(31,902)	(52,625)
Earnings (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

Significant changes in key financial data from 2003 to 2004 can be attributed to the Company adopting a new accounting policy of using the fair value based method of accounting for all stock-based compensation starting in the 2003 fiscal year end. This results in a higher reported net loss figure when ever the Company grants stock options. The Company has also been increasing its mineral property costs each year through acquisition and exploration. There has been a significant increase in exploration activity on the Company's Timmins Offset Gold Project. These activities have been funded primarily through the completion of flow-through and non-flow-through private placements, consequently resulting in an increase in shareholders equity.

Liquidity

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing in the future.

	February 28, 2005	November 30, 2004
Working capital (deficiency)	$ 119,288	$ (1,742)
Deficit	(7,164,574)	(7,111,250)

Net cash used in operating activities for the year consists primarily of the operating loss and a change in non-cash working capital.

Net cash used for operating activities during the quarter was $111,256 compared to net cash used by operating activities of $202,843 during the same period in the previous year.

Financing activities provided net cash of $271,331 during the quarter year and $680,999 during the comparative period the previous year. The net cash was provided primarily from the issuance of capital stock.

Net cash used in investing activities was $97,011 during the quarter year and $190,490 in the previous year. Cash was expended on the acquisition and exploration of its mineral properties.

Capital Resources

The Company completed the following financings during the period:

a) On February 23, 2005 at 2,055,000 flow-through units at $0.10 per unit gross proceeds of $205,500 and 1,250,000 non-flow-through units at $0.10 per unit for gross proceeds of $125,000. Each flow-through and non-flow-through is comprised of one common share and one half share purchase warrant exerciseable at $0.10 in the first year and at $0.15 in the second year.

Related Party Transactions

During the quarter, the Company entered into transactions with related parties as follows:

a) Paid or accrued administration fees of $Nil (2004 - $500) to a person related to a director and $3,000 (2004 - $2,500) to a company controlled by a director.

b) Paid or accrued management fees of $7,500 (2004 - $7,336) to a company controlled by a director.

c) Paid or accrued consulting fees included in deferred exploration costs of $Nil (2004 - $3,352) companies controlled by directors.

d) Paid or accrued consulting fees of $Nil (2004 - $16,138) to directors.

e) Paid or accrued rent of $6,300 (2004 - $6,500) to a company controlled by a director.

f) Paid or accrued deferred exploration costs of $25,596 (2004 - $36,463) to a company controlled by a director.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company's financial instruments consist of cash, receivables, long-term investment, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Critical Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, the Company evaluates estimates and assumptions including those related to the recognition of stock-based compensation.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the financial statements:

Stock Based Compensation

Company uses the fair value based method of accounting for all stock-based compensation.

Outstanding Share Data

Capital stock

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, November 30, 2004	22,059,173	8,011,074	$ 287,670
Flow-through/non flow-through private placement (a)	3,305,000	330,500	10,204
Finder's fees on private placement	84,000	8,400	-
Finder's fees on private placement	-	(8,400)	-
Share issuance costs	-	(19,374)	-
Stock options	25,000	2,500	-
Stock-based compensation	-	-	-
Balance, February 28, 2005	25,473,173	$ 8,324,700	$ 297,874

a) On February 22, 2005 the Company issued 1,250,000 non flow-through units and 2,055,000 flow-through units at a price of $0.10 per unit for gross proceeds of $330,500. Each non flow-through unit was comprised of one common share and one share purchase warrant; each flow-through unit was comprised of one common share and one half share purchase warrant. Each whole warrant entitles the holder to acquire one non flow-through common share at a price of $0.10 if subscribed for on or before February 22, 2006 and thereafter at $0.15 if subscribed for on or before February 22, 2007. Finder's fees in consideration of services provided to the Company were paid in the amounts of $9,170, 84,000 common shares valued at $8,400 and 84,000 broker's warrants with a fair value of $10,204. Each broker warrant has the same terms and conditions as the private placement.

Stock Options

Stock options outstanding at February 28, 2005:

Number of Shares	Exercise Price	Expiry Date
1,475,000	0.10	September 22, 2006

Warrants

At February 28, 2005, warrants were outstanding enabling holders to acquire the following number of shares:

Number of Shares		Exercise Price	Expiry Date
6,000,000		$ 0.25	April 17, 2005 (expired)
2,021,166		0.20	January 19, 2006
881,009		0.20	June 7, 2005
	if not then at	0.25	June 7, 2006
2,277,500		0.10	February 22, 2006
	if not then at	0.15	February 22, 2007

During the three month period ended February 28, 2005, the Company granted 84,000 brokers warrants for settlement of finder's fees. Share issue costs and a corresponding entry to contributed surplus on the balance sheet of $10,204 were calculated using the Black-Scholes option pricing model.

SUBSEQUENT EVENTS

The Company granted incentive stock options to certain directors and employees of the company entitling them to purchase 705,000 common shares of the company at a price of $0.15 per share for a two year period expiring March 1, 2007.

The Company announced an additional financing of up to 4.2 million flow-through units at $0.12 per unit and subsequently repriced this placement to 2.5 million units at a price of $0.10 per unit. Each unit consists of one share and one half share purchase warrant with the warrant exercisable in the first year at $0.10 and $0.15 in the second year. The proceeds of this financing will be used to fund exploration programs at the Company's Iron Lake Project in British Columbia and its Timmins Offset Gold Project in Ontario.

The Company announced the results of the drill program on the Iron Lake Project in BC and the commencement of a 2,000 meter drill program at its Timmins Offset Gold Project in Ontario.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

RECEIVED

2005 MAY 10

OFFICE OF ... CORPORATE ...

May 19, 2004

ARGENT RESOURCES LTD.

#620-650 West Georgia Street

Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

AGM Held

Argent's annual general meeting was held on May 18, 2004. All resolutions and business items presented at the meeting were approved.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
Director

June 22, 2004

ARGENT RESOURCES LTD.

#620-650 West Georgia Street

Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Gold Zones at Timmins Offsets Project Extended

Argent Resources Ltd. ("Argent") has now received complete assay result for the diamond drilling program completed at the Timmins Offsets Gold Project. The program, consisting of 3,972 metres of drilling in 13 holes, successfully tested the geometry and controls of gold mineralization previously delineated at this property, which is considered to exhibit strong similarities to the Pamour mine in the Timmins gold camp. Swastika Laboratories Ltd. in Ontario and Teck Cominco Laboratory in Vancouver analyzed the sawn core samples.

The 2004 drilling shows the zones to continue at depth and remain open down-plunge. **Four of the holes drilled by Argent contained sections of visible gold.** Photos will be available on the company's website, www.argentresources.com , during the week of June 21. **Visible gold was encountered in hole A01 approximately 112 m vertically deeper than in previous drilling and 50 m further to the northeast in hole A08.** In Hole A01, the interval containing visible gold assayed 3.84 g/t (fire assay), 6.406 g/t (total metallics, 200g sample split) and 3.417 g/t (total metallics, 500g sample split) over 1.00 m while another interval higher in the hole in which no visible gold was noted assayed 13.71 g/t (fire assay), 7.909 g/t (total metallics, 200g sample split) and 4.810 g/t (total metallics, 500 g sample split) over 1.03 m. Holes A05 and A04, collared on the same setup and azimuth, contain Argent's westernmost intercepts with gold values of 1 g/t or higher. These include intercepts of visible gold approximately 37 m and 82 m respectively vertically below known vein zone drill intercepts. Hole A05 recorded a weighted average assay over **3.44 m of 76.83 g/t (fire assay) and 73.94 g/t (total metallics, 200 g sample split), which includes a 0.73m interval containing the visible gold assaying 351.43 g/t (fire assay), 341.69 g/t (total metallics, 200g sample split) and 345.472 g/t (total metallics, 500 g sample split). The visible gold interval in Hole A04 assayed 4.11 g/t (fire assay) and 3.654 g/t (total metallics, 200 g sample split) over 0.20 m.**

All holes drilled (except for two Black Pearl holes, deepened by Argent) intersected typical Timmins-type quartz-carbonate veins in zones varying from a few metres to more than 30 metres of core length (approximately 10 m true width). Based on interpretations by Argent of previous drilling, three predominant, gold-bearing vein zones occur along a strike length in excess of 300m; they dip sub-vertically and had been previously traced from bedrock surface to vertical depths ranging from approximately 150 to 300 m. The current drill results confirm Argent's interpretation of the deposit and have refined the geometry of the zones to show that they plunge from 45 to 65 degrees to the east and are controlled by three main fault structures. Drill hole locations are detailed in Table 1.

Hole ID	Local Grid Coordinates (m)		Azimuth (deg)	Dip (deg)
	N-S	E-W		
A01	216 S	300 E	332	-60
A02	192 S	360 E	332	-65
A03 (BP87-08)	114 N	260 E	180	-60
A04	124 N	100 E	152	-70
A05	124 N	100 E	152	-65
A06 (BP97-05)	092 N	320 E	180	-60
A07	098 N	400 E	152	-65
A08	076 N	420 E	152	-75
A09	012 S	060 W	332	-60

A10	210 N	220 E	152	-55
A11	134 N	160 E	152	-72
A12	200 N	120 W	152	-70
A13	NOT DRILLED			
A14	156 N	220 E	152	-70

Table 1: Drill hole locations

The gold mineralization on this property was determined to be predominantly coarse-grained. Accordingly, additional assaying included metallic screening methods which are commonly used in the industry to reduce coarse gold and nugget effects in mineralization of this type.

Selected samples, based mainly on a range of fire assay results, were sent to Teck Cominco Laboratory in Vancouver. These samples were analyzed using the metallic screening method. Initially, +100-mesh and –100-mesh size fractions of standard 200-gram splits of the samples were analyzed. For most samples, these results varied significantly from the fire assay results. Based on this, a decision was made to use 500-gram splits of a further subset of the metallic screen samples in order to derive a more accurate measurement of their gold content and to determine the variance, if any. The assay procedures used, while time-consuming, have been designed to preserve the integrity of the results. Argent obtained and utilized independent geochemical standards on a regular basis in the assay procedures, thereby allowing the company to track and ensure lab performance, and consequently removing assay quality and lab procedures from consideration as part of the erratic results.

Fire assays from vein zones known to be gold-bearing extensions gave erratic results while many of the screened metallic results, particularly of the higher gold bearing samples, vary significantly from the fire assay results and with sample size. **In general the results of the screened metallic method are higher in gold and increase in gold content with sample size, thus confirming that in this deposit, most of the gold is in coarse grains**, and therefore the gold content is difficult to assess with standard assaying methods.

Table 1 below lists the best gold values obtained from the four holes, A01, A04, A05 and A08, which had visible gold in the core. The variations between the analytical methods and sample size are such that the company will continue to work toward achieving better reproducibility. In the other Argent holes, gold values obtained from fire assay and screened metallics method on selected samples were mostly less than 1 g/t .

	Vein Zones	Assay Intervals			Fire Assay	check assay	Screened	Metallics	visible
Hole ID		From m	To m	Length m	Au g/t	Au g/t	200 g split	500 g split	gold
A01	East Vein Zone	407.00	408.03	1.03	13.71	25.85	7.91	4.81	
A01		415.45	416.00	0.55	1.43	1.96	2.31	N/A	
A01		438.00	439.00	1.00	3.84	2.74	6.41	3.417	VG
A04	West Vein Zone	240.98	241.50	0.52	0.73	0.72	0.97	0.234	
A04		241.5	242.30	0.80	0		0.06	N/A	
A04		242.3	242.95	0.65	0.22		0.21	0.237	
A04		242.95	243.15	0.20	4.11	3.43	3.65	N/A	VG
A04									
A04		264.70	265.41	0.71	1.92	1.81	6.66	4.139	
A04		265.41	265.72	0.31	1.75		1.73	2.382	
A04		265.72	266.25	0.53	0.21		0.22	N/A	
A04		266.25	266.92	0.67	1.57		1.90	N/A	
A05	West Vein Zone	196.00	197.00	1.00	0.45			0.52	
A05		197.00	197.90	0.90	0.87		0.85	1.13	
A05		197.90	198.43	0.53	1.93	2.57	2.90	2.32	

A05		198.43	198.97	0.54	1.06		1.19	1.96	
A05		198.97	199.70	0.73	351.43	341.69	345.47	N/A	VG
A05		199.70	200.43	0.73	4.39		4.09	6.31	
A05		200.43	201.03	0.60	1.54		0.93	2.24	
A05		226.67	226.98	0.31	6.57	3.77	7.95	N/A	
A05		226.98	227.58	0.60	1.03		1.36	N/A	

A08	East Vein Zone	345.00	346.00	1.00	3.46	3.5	6.44	4.46	
A08		346.00	346.79	0.79	0.41		0.33	0.38	
A08		346.79	347.85	1.06	6.14	4.53	2.36	4.08	
A08		347.85	348.97	1.12	0		0.03	0.03	
A08		348.97	349.80	0.83	2.07		0.58	0.46	
A08		349.80	350.23	0.43	0.16		0.23	N/A	
A08		350.23	350.84	0.61	0.01		0.04	N/A	
A08		350.84	351.77	0.93	0.50		0.74	N/A	
A08		351.77	352.51	0.74	0.78		1.60	N/A	
A08		352.51	352.92	0.41	2.23		3.96	2.86	
A08		352.92	353.35	0.43	2.71	3.62	3.19	5.85	VG
A08		353.35	353.90	0.55	2.36		4.14	2.57	
A08		353.90	354.63	0.73	1.29		0.24	0.25	

Table 2: Gold Values (g/t) from Fire Assay and two sample sizes using Screened Metallics Method on samples from drill holes with visible gold in the core, Argent Resources Timmins Offsets Property.

The Timmins, Ontario Gold Camp is situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base metal mineral districts of the world. The eight major gold mines of the Timmins area have produced more than 65 million ounces. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins. Argent has the right to earn up to a 70% interest in the Timmins Offsets Gold Project from Black Pearl Minerals Consolidated Inc. The NI 43-101 technical report by G.A. Harron, P.Eng., P.Geo., prepared for Argent in 2003 as part of the regulatory requirements to acquire the option on the property, is filed on SEDAR.

The latest drilling has successfully proven the company's interpretation of the deposit, with gold bearing zones extended both down plunge and along trend to the east. This new information is currently being integrated with previous drilling to update the volume and geometry of gold rich zones. The company is reviewing with its consultants the merits of assaying the balance of the rejects of selected samples, as well as considering the option of conducting underground exploration to acquire a better understanding of the geology of the deposit and the distribution of the gold. Bryan Joseph McKay, B.Sc. and M.Sc.(A.), P. Geo. (Ontario) is Argent's project geologist and Qualified Person, as defined by National Instrument 43-101.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

September 22, 2004

ARGENT RESOURCES LTD.

#620-650 West Georgia Street

Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Exploration Update
Iron Lake, B.C.. and Timmins, Ontario

Argent Resources Ltd. ("Argent") reports it has completed a helicopter-borne geophysical survey at the Iron Lake property in south central British Columbia which it holds under option from Eastfield Resources Ltd (TSX-V: ETF).

Data for the survey, flown in the latter part of June, has now been processed. A total of 603 line kilometres were flown utilizing a DIGHEM multi-coil, multi-frequency electromagnetic system supplemented with a high sensitivity magnetometer. The geophysical contractor, Fugro Airborne Surveys of Toronto, reports that 405 conductors were detected of which 389 are interpreted to be conductive cover. Of the remaining responses 15 are interpreted by Fugro to be discrete bedrock conductors.

Two of the discrete conductors are described as being strong, well defined and occurring coincident with a magnetic high. They are situated in close proximity to previously defined copper-gold-platinum-palladium soil anomalies which likely have been subjected to glacial transport, and approximately 400 m from mineralized rubble centrally located within the soil anomalies. Grab samples of this rubble have returned grades of 0.50 to 0.75% copper, 0.40 to 0.75 g/t gold and 0.30 to 0.60 g/t platinum group metals. Argent is presently reviewing the results with its own in-house geophysicist and a geologist will be visiting the property in the next few days to locate the area of these conductors, to aid in the planning of an effective follow-up ground exploration program.

The Iron Lake Property is located approximately 45 kilometres northeast of the city of 100 Mile House in the South Cariboo region of British Columbia. The Iron Lake property is centred on a Triassic aged mafic-ultramafic intrusion with minimum dimensions of approximately 5 kilometres in each direction. Previous soil sampling has defined a strong soil copper anomaly measuring 1500 metres by 1200 metres with associated palladium and or gold anomalies. Much of the Iron lake property has not been soil sampled and much of the property is overburden covered.

Argent also announces that it has recently added to its land position in the Timmins, Ontario area by staking an additional 38 claims covering 608 hectares, all within close proximity to the Timmins Offset Project. These new claims, called Timmins South, represent a significant addition to Argent's exploration portfolio. They are 100% controlled by Argent.

These new claims are situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base metal mineral districts of the world. The eight major gold mines of the Timmins area have produced more than 65 million ounces of gold. The Timmins South claims are situated in Wark and Gowan Townships, southwest of the Timmins Offsets Gold Project located in SW Tully Township, approximately 40 km NNE of Timmins. A recent diamond-drilling program at the Timmins Offsets Gold Project successfully tested the geometry and controls of gold mineralization previously delineated at this property, which is considered to exhibit strong similarities to the Pamour mine in the Timmins gold camp. Compilation of all data is nearing completion for preparation of a comprehensive data package, to be used to develop plans and obtain financing for the next phase of exploration.

Argent's previously announced issuance of a total of 1,500,000 stock options to directors and employees (April 30, 2004 news release), exercisable at $0.15 for a 2 year period, was not completed. The company has reset and issued a total of 1,500,000 options at $0.10, exercisable for a two year period.

Bernard Dewonck, P.Geo. is the qualified person who has reviewed this news release for Argent.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

December 14, 2004

ARGENT RESOURCES LTD.

#620-650 West Georgia Street

Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Argent Resources Ltd. Announces Private Placement

Argent Resources Ltd. ("Argent") reports it will raise up to $600,000 through a non-brokered private placement of 5 million flow-through units at $0.10 and 1 million non-flow-through units at $0.10. Each flow-through unit will consist of 1 share plus one half-share purchase warrant exercisable at $0.10 for a period of one year. Each non-flow-through unit will consist of 1 share plus 1 full warrant exercisable at $0.10 for a period of one year. A 7% fee is payable on a portion of the above placement.

The funds raised in this placement will be used to finance further exploration on Argent's Timmins Offsets Project and for general corporate purposes.

The financing is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

December 21, 2004

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Argent Resources Ltd. Update

IRON LAKE

Argent Resources Ltd. ("Company"), in preparation to drill the Iron Lake Property in mid-January, 2005, has completed the construction of access roads and drill sites. The Iron Lake Property is located approximately 45 kilometres northeast of the city of 100 Mile House in the South Cariboo region of British Columbia. Geologically, it is centred on a Triassic aged mafic-ultramafic intrusion with minimum dimensions of approximately 5 kilometres in each direction. Previous soil sampling has defined a copper in soil anomaly measuring 1500 metres by 1200 metes with associated anomalous palladium and/or gold values. The Company will test a coincident airborne EM and soil anomaly with 4 drill holes totalling approximately 500 metres.

TIMMINS

The Company has completed its review of the Timmins Offsets Gold project located 40 kilometres north-northeast of Timmins, Ontario. The Company is planning a 2500 metre drill program to further define the extent of gold mineralization in the "Main Gold Zone".

This property, situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base metal districts of the world, exhibits similarities to the Pamour Mine at Timmins, which has produced in excess of 3 million ounces of gold.

It is anticipated that this program will commence later this winter, with the exact timing to be determined by drill rig availability.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

February 4, 2005

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Drilling Begins at Iron Lake Project

Argent Resources Ltd. ("Argent") is pleased to report that Diamond Drilling is scheduled to commence at the Iron Lake property on February 4, 2005. It is anticipated that approximately 500 metres (1600 feet) of drilling in four holes will be completed before mid-February.

The Iron Lake property is located 45 kilometres northeast of 100 Mile House BC and is bisected by recently constructed logging roads. A major regional aeromagnetic high is centred on the largely till covered property. Exploration completed between 1971 and 1992 established that the magnetic anomaly is due to a mafic intrusive several kilometres in diameter. Soil sampling (1989 and 2003) has defined a strong soil copper anomaly measuring 1500 metres by 1200 metres with associated palladium and or gold anomalies. An accumulation of rubble was discovered in 2001 that is not yet known to exist in outcrop. The six float samples collected from this area yielded analyses ranging between 0.55% and 1.15% copper, 0.40 and 1.1 g/t gold, 0.15 and 0.45 g/t palladium and 0.10 and 0.25 g/t platinum. The mineralization in the rubble consists of disseminated chalcopyrite and bornite in olivine pyroxenite accompanied by elevated (350 to 550 ppm) nickel values.

In the summer of 2004 Argent completed a 603 km helicopter-borne geophysical survey employing a DIGHEM multi-coil, multi-frequency electromagnetic system. The current drill program will test three conductors detected by this survey that occur within a total magnetic field anomaly measuring approximately 6 kilometres by 4 kilometres.

(A 43-101 "Summary Report on the Iron Lake Property: Iron Lake 1 and Norilsk 2 to 5 mineral claims, Clinton Mining Division," dated August 9, 2002, is available on SEDAR.)

Under the terms of a 2002 option agreement, Argent Resources Ltd. may earn a 55% interest in the Iron Lake property from Eastfield by issuing 300,000 shares, (180,000 now issued) making option payments totalling $85,000 ($25,000 now paid) and completing exploration totalling $1,010,000 by July 9, 2007 (approximately $100,000 now completed). Argent may increase its interest by an additional 15% to 70% by spending an additional $1,000,000 by the same date (July 9, 2007).

Bill Morton is the qualified person who prepared and takes responsibility for this news release.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

February 11, 2005

Massive Sulphides Intersected at Iron Lake

Argent Resources Ltd. (AOU:TSX-V) reports that diamond drilling on the Iron Lake copper, gold, PGM (nickel) property in central British Columbia has intersected massive sulphide mineralization in two holes. Hole # 05-IL-2 intersected 1.3 metres of massive sulphide starting at a down hole depth of 78 metres within a 3.0 metre interval of sulphide veinlets. Hole # 05-IL-3 intersected a thicker sequence of massive sulphides totalling approximately 6 metres from within a 17 metre interval of sulphide veinlets starting at a down hole depth of 33 metres. All intervals represent core lengths. Both holes were inclined at 60° and are located approximately 80 metres apart. Holes 05-IL-2 and 05-IL-3 were drilled to test electromagnetic anomalies defined by an airborne survey flown by Fugro Airborne Surveys last summer. A DIGHEM multi-coil, multi-frequency electromagnetic system was employed.

The massive sulphide mineralization encountered is believed to be magmatic in origin. Previous exploration on the Iron Lake Ultramafic Complex, which appears to have a dimension of approximately 4 kilometres by 6 kilometres based on the total magnetic field signature, has documented cumulate textures in the host rocks supporting the interpretation of the magmatic origin. The company will not speculate on the grade of the mineralization and expects to have the core samples assayed before mid-March. The current program consisted of four holes totalling 505 metres.

The Iron Lake property is located 45 kilometres northeast of 100 Mile House BC. Soil sampling (1989 and 2003) has defined a strong soil copper anomaly measuring 1500 metres by 1200 metres with local palladium or gold anomalies. An accumulation of rubble was discovered in November 2000. Six grab samples of this material consistently returned analysis ranging between 0.55% and 1.15% copper, 0.40 and 1.1 g/t gold, 0.15 and 0.45 g/t palladium and 0.10 and 0.25 g/t platinum. The mineralization in the rubble consists of moderate disseminated sulphides (≈3 to 5%) including chalcopyrite and bornite, in olivine pyroxenite accompanied by elevated (350 to 550 ppm) nickel values.

Under the terms of a 2002 option agreement, Argent may earn a 55% interest in the Iron Lake property from Eastfield Resources Ltd. (ETF:TSX-V) by issuing 300,000 shares, (180,000 now issued) making option payments totalling $85,000 ($25,000 now paid) and completing exploration totalling $1,010,000 by July 9, 2007 (≈$150,000 now completed). Argent may increase its interest by an additional 15% to 70% by spending an additional $1,000,000 by the same date (July 9, 2007).

A total of 165 claim cells (units) have been acquired to complete the acquisition of the entire magnetic anomaly. The claim block totals approximately 6,200 hectares.

John Fraser, P.Geo is the qualified person who has reviewed the information contained in the news release and takes responsibility for it.

"Gary Schellenberg"

Gary Schellenberg
Director

This news release contains "forward-looking" statements regarding potential future events and developments affecting Eastfield Resources Ltd.'s business. Words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "estimate" and "continue", or variations of these words or similar terminology, are intended to identify forward-looking statements. These statements are based on beliefs as well as assumptions made using information currently available. Because these statements reflect current views concerning future events, these forward-looking statements involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors. No obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, is assumed.

February 11, 2005

AOU
Argent Resources Ltd.

P.O. Box 11604
620 - 650 West Georgia St.
Vancouver, British Columbia
Canada V6B 4N9

Telephone: 604.681.0405
Fax: 604.687.4670
Toll Free: 1.800.667.4470
argentresources.com

Massive Sulphides Intersected at Iron Lake

Argent Resources Ltd. (AOU:TSX-V) reports that diamond drilling on the Iron Lake copper, gold, PGM (nickel) property in central British Columbia has intersected massive sulphide mineralization in two holes. Hole # 05-IL-2 intersected 1.3 metres of massive sulphide starting at a down hole depth of 78 metres within a 3.0 metre interval of sulphide veinlets. Hole # 05-IL-3 intersected a thicker sequence of massive sulphides totalling approximately 6 metres from within a 17 metre interval of sulphide veinlets starting at a down hole depth of 33 metres. All intervals represent core lengths. Both holes were inclined at 60° and are located approximately 80 metres apart. Holes 05-IL-2 and 05-IL-3 were drilled to test electromagnetic anomalies defined by an airborne survey flown by Fugro Airborne Surveys last summer. A DIGHEM multi-coil, multi-frequency electromagnetic system was employed.

The massive sulphide mineralization encountered is believed to be magmatic in origin. Previous exploration on the Iron Lake Ultramafic Complex, which appears to have a dimension of approximately 4 kilometres by 6 kilometres based on the total magnetic field signature, has documented cumulate textures in the host rocks supporting the interpretation of the magmatic origin. The company will not speculate on the grade of the mineralization and expects to have the core samples assayed before mid-March. The current program consisted of four holes totalling 505 metres.

The Iron Lake property is located 45 kilometres northeast of 100 Mile House BC. Soil sampling (1989 and 2003) has defined a strong soil copper anomaly measuring 1500 metres by 1200 metres with local palladium or gold anomalies. An accumulation of rubble was discovered in November 2000. Six grab samples of this material consistently returned analysis ranging between 0.55% and 1.15% copper, 0.40 and 1.1 g/t gold, 0.15 and 0.45 g/t palladium and 0.10 and 0.25 g/t platinum. The mineralization in the rubble consists of moderate disseminated sulphides (≈3 to 5%) including chalcopyrite and bornite, in olivine pyroxenite accompanied by elevated (350 to 550 ppm) nickel values.

Under the terms of a 2002 option agreement, Argent may earn a 55% interest in the Iron Lake property from Eastfield Resources Ltd. (ETF:TSX-V) by issuing 300,000 shares, (180,000 now issued) making option payments totalling $85,000 ($25,000 now paid) and completing exploration totalling $1,010,000 by July 9, 2007 (≈$150,000 now completed). Argent may increase its interest by an additional 15% to 70% by spending an additional $1,000,000 by the same date (July 9, 2007).

A total of 165 claim cells (units) have been acquired to complete the acquisition of the entire magnetic anomaly. The claim block totals approximately 6,200 hectares.

John Fraser, P.Geo is the qualified person who has reviewed the information contained in the news release and takes responsibility for it.

Gary Schellenberg
Director

February 23, 2005

ARGENT RESOURCES LTD.

#620-650 West Georgia Street

Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Argent Resources Ltd. Closes Private Placement

Argent Resources Ltd. ("Argent") is pleased to report that the TSX has approved, and Argent has closed, a non-brokered private placement – first announced December 4, 2004 – of 2,055,000 million flow-through units at $0.10 and 1,250,000 million non-flow-through units at $0.10 for total proceeds of $330,500. Each flow-through unit will consist of 1 share plus 1 half-share purchase warrant exercisable at $0.10 for a period of one year. Each non-flow-through unit will consist of 1 share plus 1 full warrant exercisable at $0.10 for a period of one year. The warrant exercise price for all units is $0.15 in the second year. There is a four-month hold on the private-placement shares.

A 7% fee is payable on a portion of the above placement.

The funds raised in this placement will be used to finance further exploration on Argent's Timmins Offsets Project and for general corporate purposes.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

March 1, 2005

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405
Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Options Granted

Argent Resources Ltd. has granted incentive stock options to certain directors and employees of the company, entitling them to purchase up to 825,000 common shares of the capital stock in the company at a price of 15 cents per share for a period of two years.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

March 1, 2005

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405
Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Options Granted Correction

Argent Resources Ltd. has granted incentive stock options to certain directors and employees of the company, entitling them to purchase up to 705,000 common shares of the capital stock in the company at a price of 15 cents per share for a period of two years not 825,000 as previously reported.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
Director

March 10, 2005

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Argent Resources Ltd. Announces Iron Lake Exploration Plans, Additional Financing

As a result of encouraging results to date, Argent Resources Ltd. ("the Company") plans to expand its exploration budget on its Iron Lake copper, gold, PGM (nickel) property, located 45 kilometres northeast of 100 Mile House in central British Columbia, where in February of this year drilling intersected massive sulphide mineralization in two holes. The Company intends to conduct a ground-based UTEM geophysical survey as soon as weather permits. The purpose of the survey is to provide ground control for EM conductors identified by a helicopter-borne EM and magnetic survey carried out last year, as well as to provide better depth penetration over a large area of prospective geology. UTEM (University of Toronto Electromagnetic system) is a geophysical device, developed by the University of Toronto and industry, which is used worldwide to search for mineral deposits and is credited with the discovery of several base metal deposits. Fugro Airborne Surveys Ltd., the airborne contractor, completed 603 line kilometres of helicopter-borne survey on the Iron Lake property in June 2004. The survey, which employed a DIGHEM electromagnetic/ resistivity/ magnetic system, detected 405 conductors of which it interpreted 15 to be from discrete bedrock sources, of which only two have been drill-tested to date.

The Company will follow this survey with a second phase of drilling.

The massive sulphide mineralization encountered in the February, 2005 drilling is believed to be magmatic in origin. Previous exploration on the Iron Lake Ultramafic Complex, which appears to have a dimension of approximately 4 kilometres by 6 kilometres based on the total magnetic field signature, has documented cumulate textures in the host rocks supporting the interpretation of the magmatic origin. Assay results for the full 505 metres of this drill program are due over the next week.

To fund this additional exploration at Iron Lake, as well as to expand a March 2005 drill program on the Company's Timmins Offsets Project in Ontario, Argent is arranging a non-brokered, flow-through private placement of approximately $500,000. The private placement will consist of up to 4.2 million flow-through units at a price of $0.12/unit, each unit consisting of one share and one-half a share-purchase warrant. A 7% finders fee is payable with respect to this transaction.

Argent may earn a 55% interest in the Iron Lake property from Eastfield by issuing 300,000 shares (180,000 now issued), making option payments totalling $85,000 ($25,000 now paid), and completing exploration totalling $1,010,000 by July 9, 2007 (approximately $150,000 now completed). The company may increase its interest by an additional 15% to 70% by spending an additional $1,000,000 by the same date (July 9, 2007).

Bill Morton P.Geo is the qualified person who prepared and takes responsibility for this news release.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg, Director
Director

March 15, 2005

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 1-800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Argent Resources Ltd. Update: Drill Results Received from Iron Lake Exploration; Diamond-Drilling Commences on Timmins Offsets Gold Property

Argent Resources Limited ("Argent") is pleased to announce drill results from the February 2005 Drill Program at the Iron Lake Project. Results have now been received for four drill holes completed at the Iron Lake property, located 45 kilometers northeast of 100 Mile House BC. Holes 05-I-02 and 05-I-03 both intersected massive sulphide mineralization.

Drill Hole #	From To (m)	Metres	Cu %	Ni ppm	Co ppm	Fe%	PGE g/t	Au g/t
05-I-02	75.2 to 76.6	1.4	**0.66**	299	1349 **(0.13%)**	47.0	not significant	not significant

The massive sulfide section, which is dominated by pyrrhotite, lesser chalcopyrite and an unidentified cobalt mineral, occurs within a sequence of hornblendite. A 0.7 metre thick dyke encountered between 20.5m and 21.2 metres contained 430 ppb gold.
(overburden to 1.8 metres; bottom of hole at 131.7 metres)

Drill Hole #	From To (m)	Metres	Cu %	Ni ppm	Co ppm	Fe%	PGE g/t	Au g/t
05-I-03	32.9 to 49.9	17.0	**0.34**	359	0.02	21.9	not significant	not significant
	Inc. 47.8-49.2	1.4	**0.95**	927	836	55.9	not significant	not significant

The massive sulphide section occurs within a larger sulphide section, hosted in peridotite.
(overburden to 3.0 metres; bottom of hole at 133.2 metres)

05-I-01 No significant results
(overburden to 9.8 metres; bottom of hole at 112.8 metres)

05-I-04 Weak disseminated sulphides (less than 2%) occur in the 12.5 metre interval beween 12.9 and 34.6 metres. Elevated nickel values in this interval contain up to 955 ppm nickel in peridotite.
(overburden to 7.8 metres; bottom of hole at 125.0 metres)

The massive sulphide mineralization encountered in the February 2005 drilling is believed to be magmatic in origin. The Iron Lake Ultramafic Complex, which is interpreted to have a dimension of approximately 4 kilometres by 6 kilometres, based on the total magnetic field signature, is generally depleted in sulphide. Some exceptions occur, including a road side grab sample taken several years ago that returned an analysis of 0.93 g/t platinum and an area of rubble containing disseminated sulphides (3 to 5%) that routinely grades in excess of 0.5% copper, in excess of 0.5g/t gold and in the vicinity of 0.5g/t combined platinum and palladium.

Argent recently announced its intention to complete a share offering to fund a ground-based electromagnetic survey and additional drilling. Argent may earn a 55% interest in the Iron Lake property from Eastfield Resources Ltd. by issuing 300,000 shares, making option payments totalling $85,000 and completing exploration totalling $1,010,000 by July 9, 2007. Argent may increase its interest by an additional 15% (to total 70%) by spending an additional $1,000,000 by the same date (July 9, 2007). Bill Morton P.Geo, is Argent's Qualified Person, as defined by National Instrument 43-101, for the Iron Lake Project.

Argent is also pleased to announce that diamond drilling has commenced on its Timmins Offsets Gold Property, located near Timmins, Ontario. The drill program will consist of up to approximately 2000 metre of drilling to further define the extent of gold mineralization in the "West Gold Zone."

The Timmins, Ontario Gold Camp is situated at the western end of the Archean Abitibi Greenstone Belt, one of the great gold and base-metal mineral districts of the world. The eight major gold mines of the Timmins area have produced more than 65 million ounces. The Timmins Offsets Gold Project is located in SW Tully Township, 40 km NNE of Timmins. Argent is earning up to a 70% interest in the Timmins Offsets Gold Project from Black Pearl Minerals. John Harrop, P.Geo is Argent's Qualified Person, as defined by National Instrument 43-101, for the Timmins Offsets Gold Project.

ON BEHALF OF THE BOARD

John Fraser
Director

April 14, 2005

ARGENT RESOURCES LTD.

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604) 681-0405, Facsimile (604) 687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: TSXV: AOU
CUSIP #040103103

Argent Announces New Private Placement Arrangement

Argent Resources Ltd. ("Argent") announces that the non-brokered flow-through private placement announced on March 10, 2005, has been amended. The flow-through private placement has been amended to 2.5 million flow-through units at a price of $0.10/unit, with unit consisting of one share and one-half a share-purchase warrant. The warrant is exercisable in the first year at $0.10 and $0.15 in the second year.

The proceeds of this private placement will be used to fund exploration programs at Iron Lake, British Columbia, and Timmins, Ontario. The company has increased its drill program on the Timmins offsets project by 500 meters to allow testing of newly identified targets located 500 meters north of the main gold zone.

A 7% finders fee is payable with respect to this transaction.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg, Director
Director